VITERRA™

Exemption #: 82-5037

December 7, 2009

09047489

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Viterra Inc.
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of Form 51-102F4, Business Acquisition Report, which was filed on the Toronto Stock Exchange and provincial securities commission though SEDAR.

Yours truly,

Colleen Vancha, Senior Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Rex McLennan, Chief Financial Officer

Attachment

12/14

FORM 51-102F4

Business Acquisition Report

Item 1 Identity of Company

1.1 Name and Address of Company

Viterra Inc.
2625 Victoria Avenue
Regina, Saskatchewan
S4T 7T9

1.2 Executive Officer

Ray Dean, Senior Vice-President, General Counsel/Corporate Secretary
(306) 569-4200

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

On September 23, 2009, Viterra Inc. ("**Viterra**") and its wholly owned subsidiary Viterra Australia Pty Ltd ("**Viterra Australia**") acquired all of the issued and outstanding shares (the "**Shares**") of ABB Grain Ltd. ("**ABB Grain**") by Scheme of Arrangement under the Australian *Corporations Act 2001* involving ABB Grain, ABB Grain's shareholders and Viterra (the "**Scheme**").

ABB Grain is an Australian agri-business with a multi-faceted operation and international focus. ABB Grain's core business divisions include national supply chain, grain marketing, malt and rural services. ABB Grain employs approximately 1,100 staff across its divisions throughout Australia and its international operations.

2.2 Date of Acquisition

September 23, 2009

2.3 Consideration

Under the terms of the Scheme, shareholders of ABB Grain received, at the shareholder's option, (a) Standard consideration consisting of $4.07 cash consideration and 0.4531 Viterra shares or Viterra's Australian-listed CHESS Depositary Interests ("**CDIs**") for each ABB Grain Share held at 6:30 p.m. (Adelaide time) on September 18, 2009 (the "**Scheme Record Date**"), (b) 100% scrip consideration, consisting of 0.9062 Viterra Shares or Viterra CDIs for each ABB Grain Share held at the Scheme Record Date, or (c) 100% cash consideration, consisting of $8.14 cash for each ABB Grain Share held at the Scheme Record Date. In addition, a cash dividend of $0.38 per ABB Grain Share was paid regardless of an ABB Grain shareholder's choice of Scheme consideration.

The total amount of cash available under the Scheme was limited to approximately $1.0 billion and the total number of Viterra shares and Viterra CDIs issuable was limited to 78.3 million.

Based on the ABB Grain shareholder election results 78.3 million Viterra Shares or Viterra CDIs were issued, at an ascribed price of $8.84 per share, plus $703.4 million of cash was paid to acquire the outstanding ABB Grain Shares, representing an aggregate value of $1,395.5 million.

To assist with the financing of the cash portion of the offer to acquire ABB Grain Shares Viterra raised a total of $450.0 million of cash by issuing 56.25 million subscription receipts by way of private placement.

2.4 Effect on Financial Position

See the Pro Forma Consolidated Financial Statements in Appendix A of this Business Acquisition Report.

Viterra has de-listed the Shares from the Australian Securities Exchange (the "**ASX**") and will cause ABB Grain to cease to be subject to continuous reporting and disclosure obligations under Australian law and specifically the ASX Listing Rules.

Viterra does not currently have any plans or proposals for material changes which may have a significant effect on the results of its operations or financial position.

2.5 Prior Valuations

None.

2.6 Parties to Transaction

None.

2.7 Date of Report

December 4, 2009

Item 3 Financial Statements

The disclosure of the financial statements incorporated by reference in, and attached to, this business acquisition report required an exemption that was obtained from the Saskatchewan Financial Services Commission and the Ontario Securities Commission dated December 4, 2009.

The following historical financial statements of Viterra filed with the securities commissions or similar authorities in Canada are specifically incorporated by reference:

- Audited financial statements of Viterra for the year ended October 31, 2008 and for the 15-month period ended October 31, 2007.
- Unaudited interim financial statements of Viterra for the 3-month and 9-month periods ended July 31, 2009 and 2008.

The unaudited pro forma financial statements are not intended to reflect the results of operations or the financial position that would have resulted had the acquisition been effected on the dates indicated or the results that may be obtained in the future. The following financial statements are attached to this Business Acquisition Report as Appendix "A":

- Unaudited pro forma consolidated balance sheet of Viterra as at July 31, 2009.
- Unaudited pro forma consolidated statement of earnings of Viterra for the nine months ended July 31, 2009.
- Unaudited pro forma consolidated statement of earnings of Viterra for the year ended October 31, 2008.

- Audited financial statements of ABB Grain as at and for the 358 day period ended September 23, 2009 and as at and for the year ended September 30, 2008.

- Reconciliation of the Australian equivalents to International Financial Reporting Standards reported amounts for ABB Grain to Canadian Generally Accepted Accounting Principles as at and for the 358 day period ended September 23, 2009.

Copies of the documents incorporated by reference are available electronically under Viterra's profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Appendix A

INDEX TO FINANCIAL STATEMENTS

VITERRA INC.
PRO FORMA CONSOLIDATED BALANCE SHEET

As at July 31, 2009
(unaudited, Canadian $ in millions)

	Viterra C-GAAP CAD$	ABB Grain A-IFRS AUD$	C-GAAP Adjustments AUD$	Note ref.	ABB Grain C-GAAP AUD$	ABB Grain C-GAAP CAD$	Acquisition Adjustments CAD$	Note ref.	Pro Forma Consolidated C-GAAP CAD$
ASSETS									
Current Assets									
Cash and cash equivalents	$ 77.5	$ 24.4	$ 9.5	2(b)(x)	$ 33.9	$ 31.7	$ (28.9)	2(d)	$ 80.3
Short-term investments	994.3	-			-	-	450.0	2(a)	722.1
							(18.8)	2(f)	
							(703.4)	2(a)	
Accounts receivable	802.2	250.5	(21.1)	2(b)(i)	331.2	309.9			1,112.1
			117.7	2(b)(ii)					
			(15.9)	2(b)(x)					
Inventories	679.2	285.2	4.7	2(b)(x)	289.9	271.3			950.5
Prepaid expenses and deposits	66.2	-	21.1	2(b)(i)	21.9	20.5	(2.8)	2(d)(f)	83.9
			0.8	2(b)(x)					
Other financial assets		117.7	(117.7)	2(b)(ii)	-	-			-
Non-current assets classified as held for sale		1.9			1.9	1.8			1.8
Current tax assets		21.3			21.3	19.9			19.9
Future income taxes	11.5	-	42.3	2(b)(viii)	48.7	45.6			57.1
			0.3	2(b)(xi)					
			6.1	2(b)(x)					
	2,630.9	701.0	47.8		748.8	700.7	(303.9)		3,027.7
Investments	7.7	-			-	-			7.7
Property, Plant and Equipment	1,177.0	695.6	(2.5)	2(b)(ix)	710.8	665.2	178.9	2(c)(ii)	2,021.1
			17.7	2(b)(x)					
Trade and Other Receivables		16.0	(16.0)	2(b)(iii)	-	-			-
Other Financial Assets		0.4	(0.4)	2(b)(iv)	-	-			-
Other Long-Term Assets	66.0	-	16.0	2(b)(iii)	4.8	4.5			70.5
			0.4	2(b)(iv)					
			(11.6)	2(b)(x)					
Goodwill	309.4	-	361.6	2(b)(v)	362.8	339.5	(339.5)	2(c)(i)	978.0
			1.2	2(b)(x)			668.6	2(c)	
Intangible Assets	26.7	403.7	(361.6)	2(b)(v)	42.1	39.4			66.1
Future Income Taxes	4.2	-	5.0	2(b)(viii)	7.6	7.1	1.4	2(c)(iii)	19.5
			0.8	2(b)(ix)			6.8	2(d)	
			(0.3)	2(b)(xi)					
			2.1	2(b)(x)					
	$ 4,221.9	$ 1,816.7	$ 60.2		$ 1,876.9	$ 1,756.4	$ 212.3		$ 6,190.6

VITERRA INC.
PRO FORMA CONSOLIDATED BALANCE SHEET

As at July 31, 2009
(unaudited, Canadian $ in millions)

	Viterra C-GAAP CAD$	ABB Grain A-IFRS AUD$	C-GAAP Adjustments AUD$	Note ref.	ABB Grain C-GAAP AUD$	ABB Grain C-GAAP CAD$	Acquisition Adjustments CAD$	Note ref.	Pro Forma Consolidated C-GAAP CAD$
LIABILITIES & SHAREHOLDERS' EQUITY									
Current Liabilities									
Bank indebtedness	$ 6.9	$ -	$ -		$ -	$ -	$ -		$ 6.9
Short-term borrowings	17.4	605.7	0.1	2(b)(x)	605.8	566.9			584.3
Accounts payable and accrued liabilities	666.9	107.8	20.4	2(b)(vi)	212.9	199.2	22.8	2(d)	888.9
			7.1	2(b)(vi)					
			76.0	2(b)(vii)					
			(0.2)	2(b)(xi)					
			1.8	2(b)(x)					
Other financial liabilities		76.0	(76.0)	2(b)(vii)	-	-			-
Provisions		20.4	(20.4)	2(b)(vi)	-	-			-
Other		7.1	(7.1)	2(b)(vi)	-	-			-
Long-term debt due within one year	18.0	-			-	-			18.0
Current tax liabilities		-			-	-			-
Future income taxes	0.4	-	32.7	2(b)(viii)	32.7	30.6			31.0
	709.6	817.0	34.4		851.4	796.7	22.8		1,529.1
Long-Term Debt	964.2	0.7	13.1	2(b)(x)	13.8	12.9			977.1
Other Long-Term Liabilities	62.5	1.3	(1.1)	2(b)(xi)	0.2	0.2			62.7
Future Income Taxes	160.5	8.6	14.6	2(b)(viii)	23.2	21.7	(5.5)	2(f)	168.0
							(8.7)	2(c)(iii)	
	1,896.8	827.6	61.0		888.6	831.5	8.6		2,736.9
Shareholders' Equity									
Share capital	1,883.3	1,020.9			1,020.9	955.4	(955.4)	2(e)	3,025.4
							692.1	2(a)	
							450.0	2(a)	
Reserves		(5.4)	(0.4)	2(b)(x)	(5.8)	(5.4)	5.4	2(e)	-
Contributed surplus	2.9	-			-	-			2.9
Accumulated other comprehensive income	(1.1)	-			-	-			(1.1)
Retained eamings (deficit)	440.0	(26.4)	(1.7)	2(b)(ix)	(26.8)	(25.1)	25.1	2(e)	426.5
			1.3	2(b)(xi)			(13.5)	2(f)	
	2,325.1	989.1	(0.8)		988.3	924.9	203.7		3,453.7
	$ 4,221.9	$ 1,816.7	$ 60.2		$ 1,876.9	$ 1,756.4	$ 212.3		$ 6,190.6

VITERRA INC.
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the nine months ended July 31, 2009
(unaudited, Canadian $ in millions - except earnings per share amounts)

	Viterra C-GAAP CAD$	ABB Grain A-IFRS AUD$	C-GAAP Adjustments AUD$	Note ref.	ABB Grain C-GAAP AUD$	ABB Grain C-GAAP CAD$	Acquisition Adjustments CAD$	Note ref.	Pro Forma Consolidated C-GAAP CAD$
Sales and other operating revenues	$ 5,212.2	$ 1,946.6	$ (3.1)	2(b)(xii)	$ 1,995.0	$ 1,679.8			$ 6,892.0
			51.5	2(b)(x)					
Cost of sales	(4,525.3)	(1,741.6)	(47.3)	2(b)(x)	(1,788.9)	(1,506.3)			(6,031.6)
Gross profit and net revenues from services	686.9	205.0	1.1		206.1	173.5	-		860.4
Operating, general and administrative expenses	(403.4)	(133.8)	5.1	2(b)(x)	(128.7)	(108.4)			(511.8)
	283.5	71.2	6.2		77.4	65.1	-		348.6
Amortization	(77.6)	(24.3)	(2.5)	2(b)(ix)	(28.0)	(23.6)	(3.4)	2(g)	(104.6)
			(1.2)	2(b)(x)					
	205.9	46.9	2.5		49.4	41.5	(3.4)		244.0
Gain (loss) on disposal of assets	(9.1)	-			-	-			(9.1)
Integration expenses	(5.1)	-			-	-			(5.1)
Acquisition derivative	7.4	-			-	-			7.4
Financing expenses	(37.0)	(24.7)	3.1	2(b)(xii)	(31.2)	(26.3)			(63.3)
			(9.6)	2(b)(x)					
	162.1	22.2	(4.0)		18.2	15.2	(3.4)		173.9
Provision for corporate income taxes									
Current	(11.6)	(8.4)	(11.1)	2(b)(xiii)	(18.8)	(15.8)			(27.4)
			(0.8)	2(b)(ix)					
			1.5	2(b)(x)					
Future	(36.5)	-	11.1	2(b)(xiii)	11.9	10.0			(26.5)
			0.8	2(b)(ix)					
Net Earnings (Loss)	$ 114.0	$ 13.8	$ (2.5)		$ 11.3	$ 9.4	$ (3.4)		$ 120.0
Basic and Diluted Earnings (Loss) Per Share	$ 0.48								$ 0.32
Number of shares outstanding	237.0						134.5	3(a)(b)	371.5
Weighted average shares outstanding	237.0						134.5	3(a)(b)	371.5

VITERRA INC.
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the year ended October 31, 2008
(unaudited, Canadian $ in millions - except earnings per share amounts)

	Viterra C-GAAP CAD$	ABB Grain A-IFRS AUD$	C-GAAP Adjustments AUD$	Note ref.	ABB Grain C-GAAP AUD$	ABB Grain C-GAAP CAD$	Acquisition Adjustments CAD$	Note ref.	Pro Forma Consolidated C-GAAP CAD$
Sales and other operating revenues	$ 6,777.5	$ 2,259.0	$ (9.4)	2(b)(xii)	$ 2,298.7	$ 2,102.6			$ 8,880.1
			49.1	2(b)(x)					
Cost of sales	(5,750.7)	(1,945.0)	(44.5)	2(b)(x)	(1,989.5)	(1,819.8)			(7,570.5)
Gross profit and net revenues from services	1,026.8	314.0	(4.8)		309.2	282.8	-		1,309.6
Operating, general and administrative expenses	(494.2)	(163.3)	(0.6)	2(b)(x)	(163.9)	(149.9)			(644.1)
	532.6	150.7	(5.4)		145.3	132.9	-		665.5
Amortization	(106.8)	(31.6)	(1.8)	2(b)(x)	(33.4)	(30.6)	(4.5)	2(g)	(141.9)
	425.8	119.1	(7.2)		111.9	102.3	(4.5)		523.6
Gain on disposal of assets	1.3	-			-	-			1.3
Integration expenses	(14.6)	-			-	-			(14.6)
Recovery of (provision for) pension settlement	3.3	-	-		-	-			3.3
Financing expenses	(37.8)	(48.2)	9.4	2(b)(xii)	(41.7)	(38.1)			(75.9)
			(2.9)	2(b)(x)					
	378.0	70.9	(0.7)		70.2	64.2	(4.5)		437.7
Provision for corporate income taxes									
Current	(19.4)	(22.1)	10.0	2(b)(xiii)	(11.4)	(10.4)			(29.8)
			0.7	2(b)(x)					
Future	(70.3)	-	(10.0)	2(b)(xiii)	(10.0)	(9.1)			(79.4)
Net Earnings	**$ 288.3**	**$ 48.8**	**$ -**		**$ 48.8**	**$ 44.7**	**$ (4.5)**		**$ 328.5**
Basic and Diluted Earnings Per Share	**$ 1.31**								**$ 0.93**
Number of shares outstanding	237.0						134.5	3(a)(b)	371.5
Weighted average shares outstanding	219.8						134.5	3(a)(b)	354.3

VITERRA INC.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, Canadian $ unless otherwise stated)

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements (the "Statements") give effect to the acquisition (the "Acquisition") by Viterra Australia Pty Ltd., operating as Viterra Australia, a wholly owned subsidiary of Viterra Inc. ("Viterra"), of all of the outstanding common shares (the "ABB Common Shares") of ABB Grain Ltd. ("ABB") and the private placement of subscription receipts announced on April 29, 2009 as if they had occurred as at July 31, 2009 for the purposes of the pro forma consolidated balance sheet and as at November 1, 2007 for the purposes of the pro forma consolidated statement of earnings. The Statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("C-GAAP").

The unaudited pro forma consolidated balance sheet as at July 31, 2009 and the unaudited pro forma consolidated statement of earnings for the nine months ended July 31, 2009 and for the year ended October 31, 2008 have been prepared using the following information:

a) unaudited interim consolidated financial statements of Viterra as at and for the nine months ended July 31, 2009;

b) audited consolidated financial statements of Viterra as at and for the year ended October 31, 2008;

c) unaudited consolidated statement of earnings of ABB for the nine months ended June 30, 2009;

d) audited consolidated financial statements of ABB as at and for the 358 day period ended September 23, 2009;

e) audited consolidated financial statements of ABB as at and for the year ended September 30, 2008; and

f) such other supplementary information as was considered necessary to reflect the Acquisition in the Statements.

The information relating to ABB included in the Statements was derived from publicly available documents supplemented by information provided by ABB. The financial information for ABB included in the Statements is not contemporaneous with the Viterra information in the Statements. The financial information for ABB included in the unaudited pro forma consolidated balance sheet represents ABB's position as at September 23, 2009 and the information for ABB included in the unaudited pro forma consolidated statement of earnings for the nine months ended July 31, 2009 and for the year ended October 31, 2008 represents ABB's consolidated results for the nine months ended June 30, 2009 and for the year ended September 30, 2008 respectively. No adjustments have been made in the Statements for this difference in reporting periods.

For the purposes of the Statements, the purchase method of accounting has been used for the Acquisition described above. Accordingly, the excess of the purchase price over the estimated fair value of the net assets acquired has been allocated to goodwill. The Statements do not include the anticipated financial benefits from such items as revenue synergies or cost savings arising from the Acquisition nor do the Statements include the portion of the restructuring and integration costs to be incurred by Viterra.

The accounting policies used to prepare the Statements conform with the accounting policies of Viterra. Certain elements of the ABB financial statements have been reclassified to conform to the financial statement presentation used by Viterra. Amounts reclassified on the ABB consolidated balance sheet include, but are not limited to, accounts receivable, other financial assets, current tax assets, trade and other receivables, intangible assets, other financial liabilities, provisions and other liabilities. Amounts

reclassified on the consolidated statement of earnings include, but are not limited to, sales and other operating revenue, operating, general and administrative expenses, financing expenses and provision for corporate income taxes. These reclassifications are included in the column "C-GAAP Adjustments" in the Statements and are described in more detail in Section 2(b).

ABB's historical information was prepared using international financial reporting standards accepted in Australia ("A-IFRS"), which differs in certain material respects from C-GAAP. These differences as they relate to ABB have been quantified and included in the Statements. These differences are included in the column "C- GAAP Adjustments" in the Statements and are described in more detail in Section 2(b).

The Australian dollar to Canadian dollar exchange rate used to convert ABB information as of September 23, 2009 was 0.9358. The average Australian dollar to Canadian dollar exchange rates used to convert information for the year ended September 30, 2008 and for the nine month period ended June 30, 2009 were 0.9147 and 0.8420, respectively.

The Statements are not intended to reflect the results of operations or the financial position that would have resulted had the Acquisition been effected on the dates indicated, or the results that may be obtained in the future. The Statements should be read in conjunction with the description of the Acquisition, the consolidated financial statements of Viterra and ABB referenced above, the ABB Scheme Booklet dated July 30, 2009, and other information that Viterra and ABB have filed with the Toronto Stock Exchange ("TSX") and the Australian Stock Exchange Limited ("ASX"), respectively.

2. ACQUISITION OF ABB GRAIN LTD.

a) Viterra has acquired all the issued and outstanding ABB Common Shares for a mixture of cash and scrip via a scheme of arrangement. ABB shareholders were offered a Default Alternative consisting of cash and Viterra shares and, subject to the available cash and scrip pools described below, had the ability to elect to increase the amount of cash they received or increase the number of Viterra shares they received.

ABB shareholders had the ability to elect between the following alternatives: (i) Default Alternative - \$8.08 per each ABB Common Share, consisting of \$4.07 in cash and 0.4531 Viterra shares (\$4.01); (ii) Maximum Cash Alternative - \$8.14 per each ABB Common Share consisting of \$8.14 in cash or; (iii) Maximum Scrip Alternative - \$8.01 per each ABB Common Share consisting of 0.9062 Viterra shares (\$8.01). The results of the ABB shareholder elections were as follows: (i) Default Alternative – 30.5%; (ii) Maximum Cash Alternative – 7.8%; and (iii) Maximum Scrip Alternative – 61.7%.

The total cash consideration and scrip consideration payable by Viterra under the scheme were subject to caps of approximately \$1,128 million Australian dollars and 78.3 million Viterra shares / Viterra CHESS Depositary Interests ("CDIs") respectively.

In accordance with the Scheme, elections for standard consideration were to be satisfied first out of these pools of cash and scrip consideration. Accordingly, all shareholders who elected standard consideration received 0.4531 Viterra shares/CDIs and \$4.07 cash for each of their ABB shares (subject to rounding).

After satisfying elections for standard consideration, approximately 54.4 million Viterra shares/CDIs and \$840.7 million in cash consideration were available for satisfying elections for maximum scrip consideration and maximum cash consideration.

Elections for maximum scrip consideration amounted to in excess of 96 million Viterra shares/CDIs, which exceeded the scrip consideration available for satisfying maximum scrip elections. As a result, elections for maximum scrip consideration were scaled back in accordance with the terms of the scheme of arrangement. Following scaling back, ABB Grain shareholders who elected maximum scrip consideration received 0.9062 Viterra shares / CDIs per ABB share for 56.33% of their ABB shares and \$8.14 cash per ABB share for the balance of their ABB shares (subject to rounding).

Elections for maximum cash consideration did not exceed the cash consideration available for satisfying maximum cash elections and, as such, scaling back was not necessary. As a result, shareholders who elected maximum cash consideration received $8.14 cash for each of their ABB shares (subject to rounding).

Viterra shares will be listed on the TSX. Viterra CDIs will be quoted on the ASX. Each CDI will represent one Viterra share and may be exchanged for the underlying Viterra share at any time.

Based on the ABB shareholder election results above and the assumptions described below, 78.3 million Viterra shares were issued, at an ascribed price of $8.84 per share, plus $703.4 million of cash was paid to acquire the outstanding ABB Common Shares, representing an aggregate value of $1,395.5 million, plus estimated transaction costs incurred by Viterra of $31.5 million. To assist with the financing of the cash portion of the offer to acquire ABB Common Shares Viterra raised a total of $450.0 million of cash by issuing 56.25 million subscription receipts, by way of private placement.

The Statements assume the following:

(i) the total number of outstanding ABB Common Shares is 172.8 million as at September 23, 2009. All of these ABB Common Shares were acquired by Viterra under the terms of Viterra's offer to purchase the ABB Common Shares per the Implementation Agreement dated May 19, 2009;

(ii) for purposes of calculating the share component of the purchase consideration used in the Statements, the price of Viterra Shares to be issued is assumed to be $8.84, which represents the average closing share price of Viterra Shares on the TSX a few days before and after the issuance of the press release on May 19, 2009 announcing the signing of an Implementation Agreement by ABB and Viterra. For purposes of calculating the cash component of the purchase consideration used in the Statements an Australian Dollar to Canadian Dollar exchange rate of 0.9358 was used which represents the exchange rate on the acquisition date of September 23, 2009; and

(iii) Viterra raised $450.0 million of cash by issuing 56.25 million subscription receipts by way of private placement at a price per receipt of $8.00, each receipt entitling the holder, on the exchange thereof, to receive one Viterra Share upon the initial take-up by Viterra, on or before November 30, 2009, of ABB Common Shares pursuant to the Acquisition.

b) ABB prepares its consolidated financial statements in accordance with A-IFRS. A-IFRS differs in certain material respects from C-GAAP, as they relate to ABB. These differences, including reclassification differences, and the effect of the adjustments necessary to present ABB's consolidated balance sheet and consolidated statement of earnings in accordance with C-GAAP as at September 23, 2009, for the nine months ended June 30, 2009 and for the year ended September 30, 2008 are detailed below:

(i) To reclassify prepayments and security deposits included in Accounts receivable to Prepaid expenses and deposits.

(ii) To reclassify Other financial assets, comprising interest rate swaps, commodity and freight forward contracts and foreign exchange currency forward contracts, to Accounts receivable.

(iii) To reclassify Trade & Other Receivables, consisting of long-term accounts receivable, to Other Long-Term Assets.

(iv) To reclassify Other Financial Assets to Other Long-Term Assets.

(v) To reclassify goodwill included with Intangibles to Goodwill.

(vi) To reclassify Provisions, consisting of employee benefits, workers compensation and other, and Other, consisting of revenue received in advance, advances from customers and deferred income, to Accounts payable and accrued liabilities.

(vii) To reclassify Other financial liabilities, comprising interest rate swaps, commodity and freight forward contracts and foreign exchange currency forward contracts, to Accounts payable and accrued liabilities.

(viii) To reflect the ABB Future Income Taxes liability, which is recorded net under A-IFRS, as gross current and non-current future income tax assets and liabilities as required by C-GAAP.

(ix) To reverse a Property, Plant and Equipment impairment loss not recognized under C-GAAP.

(x) To reflect interests in joint ventures using the proportionate consolidation method, as required under C-GAAP, rather than the equity method which is allowed under A-IFRS.

(xi) To reflect an adjustment for a liability for compensated absences which under C-GAAP are only recognized when the obligating event occurs.

(xii) To reclassify interest revenue, included in Sales and other operating revenues, to Financing expenses.

(xiii) To reclassify the future income taxes component of the provision for corporate income taxes to Future income taxes.

c) For the purposes of the Statements, the Acquisition is accounted for using the purchase method of accounting.

	($ in millions)
Total purchase consideration	
Purchase price	
Cash for ABB Common Shares – Note 2(a)	$ 703.4
Viterra Shares	692.1
	1,395.5
Estimated Viterra transaction costs - Note 2(d)	31.5
	$ 1,427.0

The above purchase price has been allocated based on management's preliminary estimates of fair values as follows:

Current assets	$ 700.7
Property, plant and equipment	844.1
Goodwill	668.6
Intangible assets	39.4
Other assets	4.5
Future income taxes	15.3
Total assets	2,272.6
Current liabilities	819.5
Long-term debt	12.9
Other liabilities	0.2
Future income taxes	13.0
Total liabilities	845.6
Net assets purchased	$ 1,427.0

Management has not yet determined the fair value of all identifiable assets and liabilities acquired. As a result, the preliminary purchase price allocation is based upon management's estimate of the fair value of assets acquired and liabilities assumed and the amounts may differ significantly based upon the results of an independent appraisal to be completed in conjunction with management. Certain fair

value adjustments to the ABB balance sheet in connection with the Acquisition are described in Note 2(c) (i) to (iii). The excess of the total purchase consideration over the estimated fair value of the net assets acquired is allocated to goodwill.

The preliminary purchase price allocation is based on the information available as of the date of these Statements and are subject to changes. Further adjustments may arise upon completion of the fair value assessment and obtaining information required to finalize the purchase price allocation. Such adjustments will affect the value of assets, liabilities or goodwill and any such adjustments may be material. The following preliminary acquisition adjustments, including fair market value adjustments, have been made:

(i) Fair valuation of assets includes the elimination of ABB's existing goodwill of $339.5 million;

(ii) As part of the fair value adjustments, ABB's Property, Plant and Equipment having a carrying value of $665.2 million has been increased by $178.9 million. This increase represents management's preliminary estimate of the fair value related to those assets; and

(iii) Fair value adjustments include the elimination of ABB's existing future income tax assets and liabilities. After all the fair value adjustments, the accounting and tax values of ABB Property, Plant and Equipment are anticipated to be the same. As a result, only $10.1 million related to the fair value adjustment for Property, Plant and Equipment has been eliminated.

d) As a result of the Acquisition, ABB will incur estimated restructuring costs of $16.0 million after income taxes of $6.8 million. These costs will be included as part of the total acquisition costs and are included in Accounts Payable and accrued liabilities. The estimated transaction costs incurred by Viterra of $31.5 million are also assumed to be paid out of Cash and cash equivalents and are included in the purchase consideration – see Notes 2(a) and 2(c). As of July 31, 2009 a total of $2.6 million in transaction costs had been incurred.

Estimated transition costs to be incurred by Viterra and ABB to combine the two companies are estimated at $11.6 million after income taxes of $5.0 million. These costs will be recorded as an expense in the consolidated statement of earnings of Viterra or capitalized and amortized subsequent to the acquisition date. The impacts of these charges, as well as any financing costs which occurred upon refinancing of ABB debt, are excluded from the pro forma consolidated statement of earnings.

e) The ABB Common Shares, shareholders' retained earnings and reserves have been eliminated to reflect the effect of the Acquisition.

f) As a result of the Acquisition, Viterra will incur estimated costs of $0.7 million after income taxes of $0.3 million related to the costs of qualifying and issuing Viterra shares and/or CDIs in exchange for ABB Common Shares. In addition, Viterra will incur estimated costs, less interest earned on funds held in escrow of $0.4 million, of $12.8 million after income taxes of $5.2 million related to the funds raised through a private placement. These costs will be recorded as a charge to retained earnings in accordance with Viterra's accounting policy. As of July 31, 2009 a total $0.2 million in share issuance costs had been incurred.

The pro forma consolidated statement of earnings for the nine months ended July 31, 2009 and for the year ended October 31, 2008 incorporates the following acquisition adjustments:

g) Reflects the adjusted amortization expense related to the acquired property, plant and equipment of ABB on the assumption that the acquisition had taken place at the beginning of the relevant financial period. These assets have been restated at their estimated fair values and amortized using Viterra's amortization methods over the remaining useful life of the assets.

3. EARNINGS PER SHARE

Pro forma basic earnings per Viterra Share for the nine months ended July 31, 2009 and for the year ended October 31, 2008 have been calculated based on the estimated weighted average number of Viterra Shares on a pro forma basis, as described below:

a) The weighted average number of Viterra Shares outstanding is 237.0 million for the nine months ended July 31, 2009 and 219.8 million for the year ended October 31, 2008.

b) The pro forma weighted average number of Viterra Shares outstanding after giving effect to the Acquisition is 371.5 million for the nine months ended July 31, 2009 and 354.3 million for the year ended October 31, 2008. The weighted average number of Viterra Shares outstanding reflects the issuance of the 134.5 million Viterra Shares as described in Note 2(a).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999

Auditor's Report in Respect of Compatibility with Canadian GAAS

To the members of ABB Grain Limited

In accordance with the requirement contained in National Instrument 52-107 we report below on the compatibility of Canadian Generally Accepted Auditing Standards ("Canadian GAAS") and International Standards on Auditing.

We conducted our audit for the period 1 October 2008 to 23 September 2009 in accordance with Australian Standards on Auditing and International Standards on Auditing. There are no material differences in the form or content of our report (except as noted below) as compared to an auditor's report prepared in accordance with Canadian GAAS and if this report was prepared in accordance with Canadian GAAS it would not contain a reservation.

In Canada, reporting standards for auditors require that an auditor's opinion states that the consolidated financial statements of the company present fairly, in all material respects, the financial position of the consolidated entity and its results of operations and cash flows. In Australia, reporting standards for auditors require that an auditor's opinion state that the consolidated financial statements of the company give a true and fair view of the state of the consolidated entity's affairs and of its profit for the year.

In all other respects, there are no material differences in the form and content of the above noted auditor's report.

PricewaterhouseCoopers

PricewaterhouseCoopers

DR Clark
Partner

Adelaide
4 December 2009

ABB Grain Ltd

ABN 59 084 962 130

Financial report for the period ended 23 September 2009

ABB Grain Ltd • ABN 59 084 962 130
Registered Office • 124-130 South Terrace, Adelaide South Australia 5000 • GPO Box 1169, Adelaide SA 5001
Telephone +61 8 8211 7199 • Facsimile +61 8 8231 1249 • www.abb.com.au

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999

Independent auditor's report to the members of ABB Grain Ltd

Report on the financial report

We have audited the accompanying financial report of ABB Grain Ltd (the company), which comprises the balance sheet as at 23 September 2009, and the income statement, statement of changes in equity and cash flow statement for the period 1 October 2008 to 23 September 2009, a summary of significant accounting policies, other explanatory notes and the directors' declaration for both ABB Grain Ltd and the ABB Grain Ltd Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*.This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian and International Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report. in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Independent auditor's report to the members of ABB Grain Ltd (continued)

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001.*

Auditor's opinion on the financial report

In our opinion:

(a) the financial report of ABB Grain Ltd is in accordance with the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 23 September 2009 and of their performance for the period 1 October 2009 to 23 September 2009; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001;* and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

PricewaterhouseCoopers

DR Clark
Partner

Adelaide
4 December 2009

Directors' declaration

The Directors declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;

(b) in the Directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including:

  (i) complying with accounting standards and other mandatory professional reporting requirements; and

  (ii) giving a true and fair view of the financial position and performance of the Company and the consolidated entity;

(c) the Directors have been given the declarations required by s.295A of the Corporations Act 2001; and

At the date of this declaration, the Company is within the class of companies affected by ASIC Class Order 98/1418. The nature of the deed of cross guarantee is such that each Company which is party to the deed guarantees to each creditor payment in full of any debt in accordance with the deed of cross guarantee.

In the Directors' opinion, there are reasonable grounds to believe that the Company and the companies to which the ASIC Class Order applies, as detailed in note 28 to the financial statements will, as a group, be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee.

Signed in accordance with a resolution of the Directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the Directors

F J Malecha
Director
Adelaide
4 December 2009

Income statement
for the financial period ended 23 September 2009

		Consolidated		Company	
	Note	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Revenue	3	2,385.6	2,238.2	2,122.3	1,889.1
Other income (including fair value gains/(losses))	5	(16.4)	23.0	(5.1)	25.8
Share of profits/(losses) of associates and jointly controlled entities		(6.3)	(2.2)	(4.5)	0.5
Net (impairment)/reversal of impairment of assets		(15.0)	-	(17.5)	-
Changes in inventories		(24.0)	80.6	(17.9)	(8.2)
Cost of grain and commodities sold		(1,665.6)	(1,713.3)	(1,531.7)	(1,495.9)
Employee benefits expense		(109.9)	(95.3)	(52.5)	(44.0)
Depreciation and amortisation expense		(36.8)	(31.6)	(6.9)	(2.4)
Transport and handling charges		(396.3)	(276.8)	(304.2)	(274.1)
Finance costs	4	(32.6)	(48.2)	(23.2)	(55.4)
Other expenses	5	(117.5)	(103.5)	(39.3)	(31.5)
Profit/(loss) before tax		(34.8)	70.9	119.5	3.9
Income tax (expense)/benefit	6	9.8	(22.1)	21.9	(2.5)
Profit/(loss) for the period					
Attributable to members of ABB Grain Ltd		(25.0)	48.8	141.4	1.4
Earnings/(Loss) per share					
From continuing operations:					
Basic (cents per share)	22	(14.5)	31.2		
Diluted (cents per share)	22	(14.5)	31.2		

Notes to the financial statements are included on pages 18 to 81.

Balance sheet
as at 23 September 2009

	Note	Consolidated 2009 $ million	Consolidated 2008 $ million	Company 2009 $ million	Company 2008 $ million
Current assets					
Cash and cash equivalents		24.4	32.1	9.6	16.0
Trade and other receivables	7	250.5	301.3	673.5	454.4
Inventories	8	285.2	326.2	158.3	216.7
Current tax asset	6	21.3	-	18.5	-
Non-current assets classified as held for sale	10	1.9	-	1.9	-
Other financial assets	9	117.7	134.3	125.5	139.9
Total current assets		701.0	793.9	987.3	827.0
Non-current assets					
Trade and other receivables	7	16.0	10.5	7.4	-
Investments accounted for using the equity method	11	-	3.5	-	3.5
Other financial assets	9	0.4	2.4	694.5	696.4
Deferred tax assets	6	-	-	3.8	-
Property, plant and equipment	12	695.6	634.3	17.1	34.4
Intangibles	13	403.7	365.1	26.4	13.3
Total non-current assets		1,115.7	1,015.8	749.2	747.6
Total assets		1,816.7	1,809.7	1,736.5	1,574.6
Current liabilities					
Trade and other payables	14	107.8	142.5	65.6	80.1
Borrowings	15	605.7	93.1	589.4	87.0
Other financial liabilities	16	76.0	105.9	47.2	82.7
Provisions	17	20.4	13.9	8.1	6.1
Current tax liabilities	6	-	9.9	-	8.0
Other	18	7.1	7.3	4.6	7.0
Total current liabilities		817.0	372.6	714.9	270.9
Non-current liabilities					
Borrowings	15	0.7	300.8	-	300.0
Deferred tax liabilities	6	8.6	24.3	-	18.6
Provisions	17	1.3	1.1	0.5	0.3
Total non-current liabilities		10.6	326.2	0.5	318.9
Total liabilities		827.6	698.8	715.4	589.8
Net assets		989.1	1,110.9	1,021.1	984.8
Equity					
Issued capital	19	1,020.9	1,009.5	1,020.9	1,009.5
Reserves	20	(5.4)	(10.3)	(4.4)	(1.0)
Retained earnings	21	(26.4)	111.7	4.6	(23.7)
Total equity		989.1	1,110.9	1,021.1	984.8

Notes to the financial statements are included on pages 18 to 81.

Statement of recognised income and expense for the financial period ended 23 September 2009

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Gain/(loss) on cash flow hedges taken to equity	4.1	(28.4)	(3.2)	(3.7)
Exchange differences arising on translation of foreign operations	2.7	(0.2)	(0.5)	-
Income tax on items taken directly to equity	(1.2)	8.5	1.0	1.1
Net income/(expense) recognised directly in equity	5.6	(20.1)	(2.7)	(2.6)
Profit after tax	(25.0)	48.8	141.4	1.4
Total recognised income and expense for the period	(19.4)	28.7	138.7	(1.2)

Notes to the financial statements are included on pages 18 to 81.

Cash flow statement
for the financial period ended 23 September 2009

		Consolidated		Company	
	Note	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Cash flows from operating activities					
Receipts from customers (and on behalf of grain pools)		2,520.7	2,432.9	1,949.4	1997.2
Payments to suppliers and employees (and on behalf of grain pools)		(2,424.0)	(2,366.6)	(1,985.4)	(2,020.5)
Interest and other costs of finance paid	4	(45.2)	(57.2)	(34.9)	(56.2)
Interest received	5	5.3	9.4	4.1	7.1
Income taxes (paid)		(35.7)	(14.2)	(31.2)	(10.7)
Net cash provided by/(used in) operating activities	31(d)	21.1	4.3	(98.0)	(83.1)
Cash flows from investing activities					
Dividends received		0.6	0.2	0.6	0.2
Payments for property, plant and equipment		(96.1)	(97.6)	(8.5)	(21.4)
Proceeds from sale of property, plant and equipment		-	0.2	-	-
Payments for investments		-	(3.0)	-	(3.0)
Payments for businesses	31(a)	(42.9)	(16.4)	-	(8.1)
Net cash used in investing activities		(138.4)	(116.6)	(7.9)	(32.3)
Cash flows from financing activities					
Proceeds from issues of equity securities		-	194.8	-	194.8
Payment for share issue costs		-	(4.0)	-	(3.6)
Net drawdowns/(repayments) of borrowings		212.5	(47.7)	202.4	(54.6)
Dividends paid		(102.9)	(10.8)	(102.9)	(10.8)
Net cash provided by financing activities		109.6	132.3	99.5	125.8
Net (decrease)/increase in cash and cash equivalents		(7.7)	20.0	(6.4)	10.4
Cash and cash equivalents at the beginning of the financial period		32.1	12.1	16.0	5.6
Cash and cash equivalents at the end of the financial period		24.4	32.1	9.6	16.0

Notes to the financial statements are included on pages 18 to 81.

Notes to the financial statements for the financial period ended 23 September 2009

1. Significant accounting policies

Statement of compliance
The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Interpretations, and complies with other requirements of the law. The financial report includes the separate financial statements of the Company and the consolidated financial statements of the Group.
Accounting Standards include Australian equivalents to International Financial Reporting Standards ("'A-IFRS"). Compliance with A-IFRS ensures that the financial statements and notes of the Company and the Group comply with International Financial Reporting Standards ("'IFRS").
The financial statements were authorised for issue by the Directors on 3 December 2009.

Basis of preparation
The financial report has been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars, unless otherwise noted.

The Company is a Company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order, amounts in the financial report are rounded off to the nearest hundred thousand dollars, unless otherwise indicated.

Since reporting date the Company's banking syndicate has indicated the calculation of the loan covenants should exclude certain non recurring items and has confirmed that no breaches existed at 23 September 2009. This confirmation was received after balance date. At 23 September the Company therefore did not have an unconditional right to defer settlement of the borrowings for the following 12 months and accordingly all amounts drawn down are disclosed as current liabilities as required by applicable accounting standards. It is this matter that causes consolidated current liabilities to exceed current assets at reporting dates.

There have, however, been breaches of the loan covenants at 31 October 2009 that have not been waived by the banking syndicate at the date of adopting this financial report. The directors consider it unlikely the syndicate's response to the breaches will be to require immediate settlement of the amounts drawn down.

The Company's ultimate holding company, Viterra Inc ("Viterra"), has acknowledged the existence of the breaches. Viterra has indicated if, contrary to the directors' belief, the syndicate requires the loans to be settled immediately, Viterra will take steps to ensure the Company is able to meet its debt obligations as they come due.

Accordingly the directors have prepared the financial report on the going concern basis.

Change of year end
The Group changed its year end to 23 September 2009 being the implementation date of the scheme of arrangement with Viterra Inc. Consequently this report has been prepared for the period from 1 October 2008 to 23 September 2009. Comparative financial information refers to the year ended 30 September 2008.

Adoption of new and revised Accounting Standards
In the current period, the Group has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for the current annual reporting period. Details of the impacts of the adoption of these new accounting standards are set out in the individual accounting policy notes set out below.

Critical accounting judgements and key sources of estimation uncertainty
In the application of the Group's accounting policies, management is required to make judgments, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future period.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Basis of consolidation

Subsidiaries

The consolidated financial statements comprise the financial statements of ABB Grain Ltd and its subsidiaries as defined in Accounting Standard AASB 127 'Consolidated and Separate Financial Statements' referred to in this financial report as the consolidated entity/Group.

1. Significant accounting policies (cont'd)

The financial statements of subsidiaries are prepared for consistent reporting periods as the parent Company, using consistent accounting policies. Adjustments are made to align any dissimilar accounting policies that may exist.

Intercompany transactions, balances and unrealised gains on transactions between consolidated entity companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of impairment of an asset transferred.

Subsidiaries are all those entities over which the consolidated entity has the power to govern the financial and operating policies, generally accompanying a shareholding of more than half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the consolidated entity controls another entity. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with policies adopted by the consolidated entity.

Subsidiaries are consolidated from the date on which control is transferred to the consolidated entity and cease to be consolidated from the date on which control is transferred out of the consolidated entity. The purchase method of accounting is used to account for the acquisition of subsidiaries by the consolidated entity.

Associates

Associates are those entities over which the consolidated entity has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the parent entity financial statements using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The consolidated entity's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The consolidated entity's share of its associates' post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity's income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the consolidated entity's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured long term receivables, the consolidated entity does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the consolidated entity and its associates are eliminated to the extent of the consolidated entity's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates are consistent with the policies adopted by the consolidated entity.

Jointly controlled entities

Interests in jointly controlled entities in which the Group is a venturer (and so has joint control) are accounted for under the equity method in the consolidated financial statements and the cost method in the Company financial statements.

Grain Pools

The consolidated entity operates grain pools on behalf of growers and has legal title over the pool stocks, however the majority of the risks and benefits associated with pools, principally price risk and benefit, together with credit risk, are attributable to growers. As a result, pool stocks and other related balances held by the consolidated entity on behalf of growers are not recognised in the consolidated entity's financial statements. Separate financial records are maintained for grain pools.

(b) Borrowing costs

Borrowing costs, including interest and finance charges, relating to major construction projects up to the date of commenced operations are capitalised and amortised over the expected useful life of the asset. All other borrowing costs are expensed as incurred.

(c) Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under AASB 3 'Business Combinations' are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with AASB 5 'Non-current Assets Held for Sale and Discontinued Operations', which are recognised and measured at fair value less costs to sell.

1. Significant accounting policies (cont'd)

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(d) Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

(e) Derivative financial instruments

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate, agricultural commodity price and foreign exchange rate risk, including foreign exchange forward contracts, agricultural commodity futures and options and interest rate swaps.

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges).

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

Hedge accounting

The Group designates certain hedging instruments as cash flow hedges.

At the inception of the hedge relationship the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in cash flows of the hedged item.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss as part of other expenses or other income. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

Derivatives not qualifying for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in profit or loss.

(f) Employee benefits

A liability is recognised for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave, and sick leave when it is probable that settlement will be required and they are capable of being measured reliably.

Liabilities recognised in respect of employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

1. Significant accounting policies (cont'd)

Liabilities recognised in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to reporting date.

Termination benefits

Liabilities for termination benefits, not in connection with the acquisition of an entity or operation, are recognised when a detailed plan for the terminations has been developed and a valid expectation has been raised, in those employees affected, that the terminations will be carried out. The liabilities for termination benefits are recognised in other creditors unless the amount or timing of the payment is uncertain, in which case they are recognised as a provision.

(f) Employee benefits (cont'd)

Superannuation

The amount charged in respect of superannuation represents the contributions made by the consolidated entity to the superannuation funds. These amounts are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or reduction in future payments is available.

Share-based payments

Prior to the Scheme of Arrangement becoming effective per note 19 the consolidated entity provided benefits to employees in the form of share-based payment transactions, whereby employees rendered services in exchange for ABB ordinary shares.

During the financial period there were two ABB ordinary share plans in place to provide these benefits:

(i) Exempt Employee Share Plan ("EESP") under which the Board may elect to issue up to $1,000 worth of ABB ordinary shares to employees;

(ii) Deferred Employee Share Plan ("DESP") under which Directors and employees may elect to sacrifice their fees, salaries and / or bonuses to receive ABB ordinary shares.

The fair value of the shares issued under both of these plans was recognised as an employee benefit expense with a corresponding increase in equity.

A Long Term Incentive Plan ("LTIP") also operated under which participants must sacrifice any bonuses they are eligible to receive for ABB ordinary shares under the DESP. No LTIP bonus is granted or vests until assessment is made at the end of the 3 year performance period. The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a binomial model.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight line basis over the vesting period to employee benefits expense, based on the consolidated entity's estimate of shares that will eventually vest, with a corresponding adjustment to contributed equity.

The dilutive effect, if any of the outstanding rights and options arising from the LTIP or Executive Share Option Plan is reflected as additional share dilution in the computation of diluted earnings per share.

An Executive Share Option Plan also operated whereby options over ABB Grain Ltd shares are granted to ABB's senior executive team. The exercise price was struck based on a performance requirement of 10% per annum compound growth in ABB's share market price over a three year period. Once exercisable, the options remain exercisable for a period of two years. When exercisable, each option is convertible into one ordinary share.

Profit Sharing and performance incentive schemes

The consolidated entity recognises a liability and an expense for performance based incentive schemes and profit-sharing based on a formula that takes into consideration the profit after certain adjustments. The consolidated entity recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(g) Financial assets

Investments are recognised and derecognised on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, net of transaction costs except for those financial assets classified as at fair value through profit or loss which are initially measured at fair value.

Subsequent to initial recognition, investments in subsidiaries are measured at cost in the Company financial statements. Subsequent to initial recognition, investments in associates are accounted for under the equity method in the consolidated financial statements and the cost method in the Company financial statements.

1. Significant accounting policies (cont'd)

(g) Financial assets (cont'd)

Other financial assets are classified into the following specified categories: financial assets 'at fair value through profit or loss', 'held-to-maturity investments', 'available-for-sale' financial assets, and 'loans and receivables'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss where the financial asset:

(i) has been acquired principally for the purpose of selling in the near future;
(ii) is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
(iii) is a derivative that is not designated and effective as a hedging instrument.

Financial assets at fair value through profit or loss are stated at fair value, with any resultant gain or loss recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any dividend or interest earned on the financial asset. Fair value is determined in the manner described in note 30(k).

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the consolidated entity's management has the positive intention and ability to hold to maturity. Held-to-maturity investments are carried at amortised cost using the effective interest rate method.

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or, where appropriate, a shorter period.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which date the cumulative gain or loss previously reported in equity is included in the income statement. Fair value is determined in the manner described in note 30.

Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the consolidated entity provides money, goods or services directly to a debtor with no intention of selling the receivable. Loans and receivables are recorded at amortised cost using the effective interest rate method less impairment. Loans and receivables are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

Impairment of financial assets

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that as a result of one or more events that occurred after the initial recognition of the financial asset the estimated future cash flows of the investment have been impacted. For financial assets carried at amortised cost, the amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables where the carrying amount is reduced through the use of an allowance account. When a trade receivable is uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.
In respect of available-for-sale equity instruments, any subsequent increase in fair value after an impairment loss is recognised directly in equity.

1. Significant accounting policies (cont'd)

(h) Financial instruments issued by the Company

Debt and equity instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments.

Financial guarantee contract liabilities

Financial guarantee contract liabilities are measured initially at their fair values and subsequently at the higher of the amount recognised as a provision and the amount initially recognised less cumulative amortisation in accordance with the revenue recognition policies described in note 1(s).

(i) Foreign currency

Foreign currency transactions

All foreign currency transactions during the financial period are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in profit or loss in the period in which they arise except for exchange differences on transactions entered into in order to hedge certain foreign currency risks.

Foreign operations

The individual financial statements of each group entity are presented in its functional currency being the currency of the primary economic environment in which the entity operates. For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in Australian dollars, which is the presentation currency for the consolidated financial statements.

On consolidation, the assets and liabilities of the consolidated entity's overseas operations are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, are recognised in the foreign currency translation reserve, and recognised in profit or loss on disposal of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity on or after the date of transition to A-IFRS are treated as assets and liabilities of the foreign entity and translated at exchange rates prevailing at the reporting date. Goodwill arising on acquisitions before the date of transition to A-IFRS is treated as an Australian dollar denominated asset.

(j) Goodwill

Goodwill acquired in a business combination is initially measured at its cost, being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. Goodwill is subsequently measured at its cost less any impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units (CGUs), or groups of CGUs, expected to benefit from the synergies of the business combination. CGUs (or groups of CGUs) to which goodwill has been allocated are tested for impairment annually, or more frequently if events or changes in circumstances indicate that goodwill might be impaired.

If the recoverable amount of the CGU (or group of CGUs) is less than the carrying amount of the CGU (or groups of CGUs), the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or groups of CGUs) and then to the other assets of the CGU (or groups of CGUs) pro-rata on the basis of the carrying

1. Significant accounting policies (cont'd)

(j) Goodwill (cont'd)

amount of each asset in the CGU (or groups of CGUs). An impairment loss recognised for goodwill is recognised immediately in profit or loss and is not reversed in a subsequent period.

On disposal of an operation within a CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal of the operation.

(k) Impairment of other tangible and intangible assets

At each reporting date, the consolidated entity reviews the carrying amounts of its non-current assets, other than deferred tax assets, to determine whether there is any indication of impairment. Where an indication of impairment exists, and at least annually for goodwill, an estimate of the recoverable amount is made to determine the extent of any impairment loss.

Assets are assessed for impairment on a cash generating unit basis. A cash generating unit is the smallest grouping of assets that generate independent cash flows, and generally represent supply chain assets grouped according to their least cost freight grain flow to port, individual malt plants and other individual business operations. Goodwill is allocated to the consolidated entity's business segments, and impairment assessed based on the recoverable amount of the cash generating units comprising the respective business segments. Assets not allocated to individual cash generating units or business segments are assessed for impairment on a consolidated entity basis. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, and an impairment loss is recognised in profit or loss.

Where an impairment loss subsequently reverses, other than in respect of goodwill, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash generating unit in prior years. A reversal of an impairment loss is recognised in profit or loss. An impairment of goodwill is not subsequently reversed.

Calculation of recoverable amount and key assumptions

The recoverable amount of an asset or cash generating unit is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are based on management's projections and expectations of grain volumes in respect of supply chain assets and cash generating units, effective production capacities in respect of malt manufacture assets and cash generating units, and estimated maintainable earnings based on recent historical experience and management projections and expectations. The cash flows are projected over periods of 5 to 20 years depending on the nature of the assets, and assume no growth other than long term inflationary impacts. Terminal values, where appropriate, are estimated based on the Growth and Perpetuity Model. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash generating unit to which the asset belongs.

(l) Income tax

The income tax expense for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and by unused tax losses. Current tax for current and prior periods is recognised as a liability or asset to the extent that it is unpaid or refundable.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted in each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

1. Significant accounting policies (cont'd)

(l) Income tax (cont'd)

Tax consolidation

Effective 1 October 2002, ABB Grain Ltd and its wholly owned Australian controlled entities elected to form a consolidated entity and be treated as a single entity for income tax purposes. The head entity within the tax consolidated entity for the purposes of the tax consolidation system is the parent entity, ABB Grain Ltd.

Tax expense, deferred tax assets and deferred tax liabilities arising from temporary differences of the members of the tax consolidated group are recognised by each member of the tax consolidated group and are calculated by reference to the amounts in the member's individual financial statements.

A tax funding agreement, setting out the funding obligations of members of the tax consolidated group in respect of income tax amounts, has been put in place between the members of the tax consolidated group. Under the tax funding agreement, the members of the tax consolidated group are required to compensate ABB Grain Ltd for any current tax liability assumed by ABB Grain Ltd and ABB Grain Ltd is required to compensate a member for any current receivable and deferred tax asset relating to unused tax losses or unused tax credits that are transferred to ABB Grain Ltd. The tax funding agreement gives rise to an intercompany receivables and payables in ABB Grain Ltd equating to the tax liability and tax assets assumed.

(m) Intangible assets

Research and development costs

Expenditure on research activities is recognised as an expense in the period in which it is incurred. Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period as incurred.

An intangible asset arising from development (or from the development phase of an internal project) is recognised if, and only if, all of the following are demonstrated:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- the intention to complete the intangible asset and use or sell it;
- the ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangibles

Internally-generated intangible assets are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives as follows:

Capitalised development costs (software) 3 – 5 years

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. Intangible assets having an indefinite life are not amortised and tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

(n) Inventories

Inventories, with the exception of inventories held for trading, are valued at the lower of cost and net realisable value. Cost is determined as follows:

(i) Consumable stocks include supplies for ongoing operations of the consolidated entity and are valued on a weighted average cost basis.

(ii) Grain stocks, work in progress and finished goods for malt manufacture are valued using the absorption costing method, including direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. These costs are assigned on a first in first out basis.

(iii) Merchandise finished goods in rural services are valued on an average cost basis.

Net realisable value is determined as the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

Inventories held for trading are measured at their fair value less estimated costs to sell, with the changes in their fair value less costs to sell recognised in the income statement.

1. Significant accounting policies (cont'd)

(o) Leased assets

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognised at their fair value or, if lower, at amounts equal to the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group's general policy on borrowing costs.

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset and lease term. Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(p) Non-current assets held for sale

Non-current assets (and disposal groups) classified as held for sale are measured, at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset (or disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for such a sale and the sale is highly probable. The sale of the asset (or disposal group) must be expected to be completed within one year from the date of classification, except in the circumstances where sale is delayed by events or circumstances outside the Group's control and the Group remains committed to a sale.

(q) Property, plant and equipment

Plant and equipment, leasehold improvements and equipment under finance lease are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation is provided on property, plant and equipment, including freehold buildings but excluding land. Depreciation is calculated on a straight line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period, with the effect of any changes recognised on a prospective basis.

The following estimated useful lives are used in the calculation of depreciation:

- Buildings 5 – 50 years
- Plant and equipment 3 – 70 years

The cost of repairs and maintenance on property, plant and equipment is expenses as incurred.

The carrying value of property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate that carrying value may not be recoverable. Recoverable amount is determined on the basis described in the accounting policy note for impairment of assets (note 1(k)).

(r) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows.

1. Significant accounting policies (cont'd)

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

(s) Revenue

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and amounts collected on behalf of third parties. Revenue is recognised for the major business activities as follows:

Sale of goods and services

Revenue from the sale of goods and services is recognised upon the provision of the goods or services to the customer. Amounts billed in advance are recorded as a current liability until such time as the goods or services are provided to the customer.

Interest income

Interest income is recognised on a time proportion basis using the effective interest method. When a receivable is impaired, the consolidated entity reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

Dividends

Dividend revenue from investments is recognised when the shareholder's right to receive payment has been established.

(t) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i. where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
ii. for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(u) Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the reporting period, adjusted for bonus elements in ordinary shares issued during the reporting period.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

1. Significant accounting policies (cont'd)

Standards and interpretations issued not yet effective

At the date of adoption of the financial report, the following Standards and Interpretations were in issue but not yet effective:

Reference	Title	Summary	Application date for standard	Impact on Group financial report	Application date for group
AASB 8	Operating Segments	New Australian Account Standard requiring adoption of a 'management approach' to segment reporting.	1 January 2009	AASB 8 is a disclosure standard which will have no direct impact on the amounts included in the Group's financial statements and is not expected to have an impact on the Group's segment disclosure as current segment information is consistent with internal management reports.	24 September 2009
AASB 101	Presentation of Financial Statements (revised September 2007)	Amendments to AASB 101.	1 January 2009	AASB 101 is a disclosure standard which will have no direct impact on the amounts included in the Group's financial statements.	24 September 2009
AASB 2008-1	Amendment to Australian Accounting Standard – Share-based payments: Vesting Condition and Cancellations.	This standard makes amendments to AASB 2 'Share based payments'	1 January 2009	The Group does not anticipate the amendment will have a material effect on the financial statements	24 September 2009
AASB 2008-2	Amendments to Australian Accounting Standards – Puttable Financial Instruments and Obligations arising on Liquidation	This standard makes amendments to AASB 132 'Financial Instruments' and AASB 101 'Presentation of Financial Statements'	1 January 2009	The amendments are not expected to have an impact on the Group's financial report.	24 September 2009
AASB 2008-3	Amendments to Australian Accounting Standards arising from AASB 3 and AASB 7	The standard makes amendments to AASB 3 'Business Combinations' and AASB 127 'Consolidated and Separate Financial Statements'	1 July 2009	The amendments may have an impact on business combination acquisitions made after 24 September 2009.	24 September 2009

1. Significant accounting policies (cont'd)

AASB 2008-7	Amendments to Australian Accounting Standards – Cost of an investment in a Subsidiary, Jointly Controlled Entity or Associate	Amendments to Australian Accounting Standards: AASB 127, AASB 118, AASB 136.	1 January 2009	The Group does not anticipate that the amendment will have a material effect on the financial statements	24 September 2009
AASB 2008-8	Amendments to Australian Accounting Standards – Eligible Hedged Items	This standard makes amendments to AASB 139 'Financial Instruments: Recognition and Measurement"	1 July 2009	The Group does not enter into hedges for those items specified in the amendment, therefore the standard is not expected to have any impact on the Group's financial report.	24 September 2009

2. Business and geographical segments
Information on business segments

Products and services within each business segment

For management purposes, the Group is organised into four major operating divisions. These divisions are the basis on which the Group reports its primary segment information as follows:

- **Supply chain** – includes the provision of storage and handling services for grain and other bulk commodities, utilising ABB's 107 country silos and 7 export shipping terminals along an integrated supply chain. Supply chain also includes ABB's Professional Grain Services subsidiary which specialises in packing bulk and bagged grain in shipping containers for export, as well as providing a full range of grain cleaning, grading and bagging facilitates. In addition, supply chain includes PCL Feeds, NRM Feeds and NZ Grain and Seeds, whose activities are feed supply, feed milling and maize drying respectively;
- **Grain marketing** – includes the accumulation of grain from all growing regions in Australia, and the trading of wheat, barley, sorghum, oats, triticale, pulses, cottonseed and other agricultural commodities;
- **Malt manufacture** – includes eight malt manufacturing plants located across Australia with a total malting capacity of 500,000 tonnes per annum, and is one of Australia's largest suppliers to Australian malthouses;
- **Rural services** – includes fertiliser and agricultural chemical supply, livestock marketing, wool marketing, wool brokering though ABB's subsidiary Adelaide Wool Company, and financial services that include lending products for both farm inputs and funding farm outputs; and
- **Other** - includes corporate expenses, other investments and elimination of intersegment transactions and balances.

2. Business and geographical segments (cont'd)

Primary reporting format: business segment

2009	Supply chain $ million	Grain marketing $ million	Malt manufacture $ million	Rural services $ million	Other $ million	Total $ million
Revenue						
Revenue from external sources	203.4	1,542.6	352.9	280.8	5.9	2,385.6
Intersegment revenues	78.3	246.3	-	0.7	(325.3)	-
Total segment revenue	281.7	1,788.9	352.9	281.5	(319.4)	2,385.6
Results						
Segment EBITDA	64.1	24.4	37.9	(36.1)	(60.8)	29.5
Depreciation and amortisation expense	(21.2)	(0.2)	(6.2)	(1.2)	(8.0)	(36.8)
Segment EBIT	42.9	24.2	31.7	(37.3)	(68.8)	(7.3)
Net interest revenue/(expense)	(2.5)	(22.4)	(4.0)	(6.8)	8.2	(27.5)
Segment result	40.4	1.8	27.7	(44.1)	(60.6)	(34.8)
Income Tax Expense						9.8
Net profit attributable to the members of ABB Grain Ltd						(25.0)
Assets						
Segment assets	514.3	459.9	381.2	138.2	310.4	1804.0
Unallocated						12.7
						1,816.7
Liabilities						
Segment liabilities	53.4	94.8	35.2	2.0	642.2	827.6
Net segment assets/(liabilities)						976.4
Net unallocated assets						12.7
Net assets						989.1
Investments in associates and jointly controlled entities	-	-	-	-	-	-
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	85.0	-	26.1	0.4	2.9	114.4
(Impairment losses)/reversal of previously recognised impairment losses	2.5			(3.3)	(14.2)	(15.0)
Share of profits/(losses) of jointly controlled entities accounted for using the equity method	(1.8)	-	-	-	(4.5)	(6.3)

Inter-segment sales are recorded at amounts equal to competitive market prices charged to external customers for similar goods and services.

2. Business and geographical segments (cont'd)

2008	Supply chain $ million	Grain marketing $ million	Malt manufacture $ million	Rural services $ million	Other $ million	Total $ million
Revenue						
Revenue from external sources	89.1	1,475.9	321.3	332.5	19.4	2,238.2
Intersegment revenues	51.7	219.6	-	-	(271.3)	-
Total segment revenue	140.8	1,695.5	321.3	332.5	(251.9)	2,238.2
Results						
Segment EBITDA	36.1	66.2	42.0	12.8	(15.8)	141.3
Depreciation and amortisation expense	(20.3)	(0.3)	(6.2)	(0.8)	(4.0)	(31.6)
Segment EBIT	15.8	65.9	35.8	12.0	(19.8)	109.7
Net interest revenue/(expense)	0.6	(30.8)	(1.5)	(8.1)	1.0	(38.8)
Segment result	16.4	35.1	34.3	3.9	(18.8)	70.9
Income Tax Expense						(22.1)
Net profit attributable to the members of ABB Grain Ltd						48.8
Assets						
Segment assets	537.0	652.2	296.5	187.1	136.9	1,809.7
Liabilities						
Segment liabilities	36.9	173.1	47.3	38.2	369.0	664.5
Unallocated						34.3
						698.8
Net segment assets/(liabilities)	500.1	479.1	249.2	148.9	(232.1)	1,145.2
Net unallocated liabilities						(34.3)
Net assets						1,110.9
Investments in associates and jointly controlled entities	-	-	-	-	3.5	3.5
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	52.7	-	11.5	7.6	45.9	117.7
Share of profits/(losses) of jointly controlled entities accounted for using the equity method	(2.6)	-	-	-	0.4	(2.2)

<u>Secondary reporting format: geographic segment</u>

	Australia $ million	New Zealand $ million	Asia $ million	Other $ million	Total $ million
2009 Segment revenue	907.7	329.4	1,061.6	86.9	2,385.6
2008 Segment revenue	1,299.8	230.8	641.9	65.7	2,238.2
2009 Segment assets	1,669.6	144.2	-	2.9	1,816.7
2008 Segment assets	1,726.0	77.0	-	6.7	1,809.7

3. Revenue

An analysis of the Group's revenue for the period is as follows:

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Revenue from the sale of goods	2,263.9	2,139.1	1,905.8	1,862.4
Revenue from the rendering of services	105.1	76.4	0.2	7.4
	2,369.0	2,215.5	1,906.0	1,869.8
Interest revenue:				
Bank deposits	0.4	3.9	0.4	1.8
Other loans and receivables	3.2	0.7	2.4	4.1
Grain pools	-	3.5	-	3.5
Investments in associates	1.7	1.3	1.3	1.2
	5.3	9.4	4.1	10.6
Dividends	0.6	0.2	203.6	0.2
Other	10.7	13.1	8.6	8.5
	2,385.6	2,238.2	2,122.3	1,889.1

4. Finance costs

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Interest on bank overdrafts and loans	45.2	57.2	34.9	56.2
Amounts included in the cost of qualifying assets	(12.6)	(9.0)	(11.7)	(0.8)
Interest expense	32.6	48.2	23.2	55.4

The weighted average capitalisation rate on funds borrowed generally is 7.65%p.a. (2008: 7.82%p.a.).

5. Profit for the period

	Consolidated 2009 $ million	Consolidated 2008 $ million	Company 2009 $million	Company 2008 $million
(a) Gains and losses				
Profit/(loss) for the period has been arrived at after crediting/(charging) the following gains and losses:				
Gain on disposal of property, plant and equipment	0.2	-	-	-
Net foreign exchange gains/(losses)	0.8	7.8	1.6	6.7
Change in fair value of inventories classified as held for trading	(38.6)	(133.1)	(34.7)	(127.5)

(b) Income and expenses relating to financial instruments

Profit/(loss) for the period includes the following income and expenses arising from movements in the carrying amounts of financial instruments (other than derivative instruments in an effective hedge relationship)

	Consolidated 2009 $ million	Consolidated 2008 $ million	Company 2009 $million	Company 2008 $million
Loans and receivables (including cash and cash equivalents):				
Interest revenue	5.3	9.4	4.1	10.6
Exchange gain/(loss)	0.8	7.8	1.6	6.7
Increase in allowance for doubtful debts	(5.6)	(4.9)	(4.0)	(4.6)
Gain/(loss) on settlement	2.8	1.0	2.8	1.0
	3.3	13.3	4.5	13.7
Financial assets and liabilities at fair value through profit and loss:				
Change in fair value of financial assets and liabilities classified as held for trading	24.9	138.1	6.1	140.6
Financial liabilities at amortised cost:				
Interest expense	(32.6)	(44.7)	(23.2)	(52.1)
Ineffectiveness arising from cash flow hedges	4.9	(0.9)	-	-

(c) Other expenses
Profit for the period includes the following expenses:

	Consolidated 2009 $ million	Consolidated 2008 $ million	Company 2009 $million	Company 2008 $million
Depreciation of non-current assets	29.7	28.7	2.3	1.1
Amortisation of non-current assets	7.0	2.9	4.5	1.3
	36.7	31.6	6.8	2.4
Impairment losses (note 12, 13)	17.5	-	17.5	-
Reversal of previously recognised impairment losses (note 12)	(2.5)	-	-	-
	15.0	-	17.5	-
Merger and acquisition costs	20.4	-	20.4	-
Inventory writedown to net realisable value	6.0	-	6.0	-
Research and development costs immediately expensed	1.6	1.4	1.6	1.4
Operating lease minimum lease payments	6.1	5.5	3.6	3.1
Defined contribution superannuation expense	7.0	6.1	3.3	2.8
Equity-settled share-based payments	3.4	0.3	3.4	0.3
Retirement and termination benefits	6.0	0.6	3.8	0.3

6. Income taxes

Income tax recognised in profit or loss

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Tax expense/(income) comprises:				
Current tax expense/(income)	10.4	13.3	2.9	(5.5)
Adjustments recognised in the current period in relation to the current tax of prior years	(4.4)	(1.2)	(4.4)	0.1
Deferred tax expense/(income) relating to the origination and reversal of temporary differences	(15.8)	10.0	(20.4)	7.9
Total tax expense/(income)	(9.8)	22.1	(21.9)	2.5
The prima facie income tax expense on pre-tax accounting profit from operations reconciles to the income tax expense in the financial statements as follows:				
Profit /(loss) from operations	(34.8)	70.9	119.5	3.9
Income tax expense calculated at 30%	(10.4)	21.3	35.9	(1.0)
Change in tax rate (NZ)	-	(0.2)	-	-
Non Taxable Dividends	-	-	(60.9)	-
Amendment to Prior Year Tax Return	(2.9)	-	(2.9)	-
Tax rate differential	(0.2)	0.9	-	-
Goodwill impairment	1.0	-	1.0	-
Share of net (profit)/loss of associates	1.9	0.6	1.3	(0.1)
	(10.6)	22.6	(25.6)	(1.1)
Other	0.8	(0.5)	3.7	1.4
	(9.8)	22.1	(21.9)	2.5

The tax rate used in the above reconciliation is the corporate tax rate of 30% payable by Australian corporate entities on taxable profits under Australian tax law. There has been no change in this corporate tax rate when compared with the previous reporting period.

6. Income taxes (cont'd)

Income tax recognised directly in equity

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
The following current and deferred amounts were charged/(credited) directly to equity during the period:				
Current tax				
Revaluations of financial instruments treated as cash flow hedges	1.2	(8.1)	(1.0)	(0.7)
Long term incentive plan	(0.4)	-	(0.4)	-
Prior year adjustment	(1.0)	-	(1.0)	-
	(0.2)	(8.1)	(2.4)	(0.7)
Current tax assets and liabilities				
Current tax				
Tax refund receivable	21.5	-	18.4	-
Tax payable	-	(9.9)	-	(8.0)
	21.5	(9.9)	18.4	(8.0)
Deferred tax balances				
Deferred tax assets				
Temporary differences	47.2	26.7	45.6	17.9
	47.2	26.7	45.6	17.9
Deferred tax liabilities				
Temporary differences	(55.8)	(51.0)	(41.8)	(36.5)
	(55.8)	(51.0)	(41.8)	(36.5)
Net deferred tax liability	(8.6)	(24.3)	3.8	(18.6)

Deferred tax balances

Consolidated

2009	Opening balance $million	Charged to income $million	Charged to equity $million	Closing balance $million
Gross deferred tax liabilities:				
Property, plant & equipment	13.5	2.1	-	15.6
Pool receivable	10.2	(10.2)	-	-
Derivative financial instruments	17.5	8.9	1.2	27.6
Trading stock valued at fair value	0.1	-	-	0.1
Foreign exchange differences	2.6	(0.9)	-	1.7
Other	7.1	3.7	-	10.8
	51.0	3.6	1.2	55.8
Gross deferred tax assets:				
Employee benefits	4.3	1.1	-	5.4
Foreign exchange differences	4.1	(4.1)	-	-
Derivative financial instruments	7.2	9.1	-	16.3
Software cost deferred for tax	-	3.0	-	3.0
Takeover costs	-	4.7	1.0	5.7
Trading stock valued at fair value	4.4	5.3	-	9.7
Other	6.7	0.4	-	7.1
	26.7	19.5	1.0	47.2
	(24.3)	15.9	(0.2)	(8.6)

6. Income taxes (cont'd)

Consolidated

2008	Opening balance $million	Charged to income $million	Charged to equity $million	Closing balance $million
Gross deferred tax liabilities:				
Property, plant & equipment	8.5	5.0	-	13.5
Pool receivable	5.1	5.1	-	10.2
Derivative financial instruments	30.5	(4.5)	(8.5)	17.5
Trading stock valued at fair value	26.8	(26.7)	-	0.1
Foreign exchange differences	-	2.6	-	2.6
Other	4.5	2.2	0.4	7.1
	75.4	(16.3)	(8.1)	51.0
Gross deferred tax assets:				
Employee benefits	3.9	0.4	-	4.3
Foreign exchange differences	8.4	(4.3)	-	4.1
Derivative financial instruments	37.8	(30.6)	-	7.2
Trading stock valued at fair value	-	4.4	-	4.4
Other	2.9	3.8	-	6.7
	53.0	(26.3)	-	26.7
	(22.4)	(10.0)	8.1	(24.3)

Company

2009	Opening balance $million	Charged to income $million	Charged to equity $million	Closing balance $million
Gross deferred tax liabilities:				
Pool receivable	10.2	(10.2)	-	-
Derivative financial instruments	19.4	17.0	(1.0)	35.4
Foreign exchange differences	2.6	(0.6)	-	2.0
Trading stock valued at fair value			-	
Other	4.3	0.1	-	4.4
	36.5	6.3	(1.0)	41.8
Gross deferred tax assets:				
Employee benefits	1.8	0.8	-	2.6
Foreign exchange differences	4.1	(4.1)	-	-
Trading stock valued at fair value	6.7	14.8	-	21.5
Derivative financial instruments	0.8	8.7	-	9.5
Software costs deferred for tax	-	3.0	-	3.0
Takeover costs	-	4.8	1.0	5.8
Other	4.5	(1.3)	-	3.2
	17.9	26.7	1.0	45.6
	(18.6)	20.4	(2.0)	3.8

6. Income taxes (cont'd)

Company

2008	Opening balance $million	Charged to income $million	Charged to equity $million	Closing balance $million
Gross deferred tax liabilities:				
Pool receivable	5.1	5.1	-	10.2
Derivative financial instruments	26.2	(5.7)	(1.1)	19.4
Foreign exchange differences	-	2.6	-	2.6
Trading stock valued at fair value	25.3	(25.3)	-	-
Other	2.9	1.0	0.4	4.3
	59.5	(22.3)	(0.7)	36.5
Gross deferred tax assets:				
Employee benefits	1.2	0.6	-	1.8
Foreign exchange differences	8.6	(4.5)	-	4.1
Trading stock valued at fair value	-	6.7	-	6.7
Derivative financial instruments	36.7	(35.9)	-	0.8
Other	1.6	2.9	-	4.5
	48.1	(30.2)	-	17.9
	(11.4)	(7.9)	0.7	(18.6)

Tax consolidation

Relevance of tax consolidation to the Group

The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 October 2002 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is ABB Grain Ltd.

Nature of tax funding arrangements and tax sharing agreements

Entities within the tax-consolidated group have entered into a tax funding arrangement and a tax-sharing agreement with the head entity. Under the terms of the tax funding arrangement, ABB Grain Ltd and each of the entities in the tax-consolidated group has agreed to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity. Such amounts are reflected in amounts receivable from or payable to other entities in the tax-consolidated group.

The tax sharing agreement entered into between members of the tax-consolidated group provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations or if an entity should leave the tax-consolidated group. The effect of the tax sharing agreement is that each member's liability for tax payable by the tax-consolidated group is limited to the amount payable to the head entity under the tax funding arrangement.

No amounts have been recognised in the financial statements in respect of the tax sharing agreement as payment of any amount under the tax sharing agreement is considered remote.

7. Trade and other receivables

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Current				
Current trade receivables (i)	197.4	212.8	122.5	174.4
Allowance for doubtful debts	(7.3)	(8.8)	(5.7)	(8.4)
	190.1	204.0	116.8	166.0
Prepayments	19.4	12.3	14.0	10.2
Security deposits	1.7	11.5	1.7	11.5
Controlled entity receivables	-	-	508.9	200.2
Associate and jointly controlled entity receivables	17.7	22.4	17.7	21.9
Related party receivables (Grain Pools)	-	29.3	-	29.3
GST receivable	10.2	-	5.5	-
Other	11.4	21.8	8.9	15.3
	250.5	301.3	673.5	454.4
Non-Current				
Non-current related party receivables	22.6	11.4	8.3	-
Allowance for doubtful debts	(6.6)	(0.9)	(0.9)	-
	16.0	10.5	7.4	-
	266.5	311.8	680.9	454.4

(i) The average credit period on sales of goods is 24 days. No interest is charged on the trade receivables for the first 21 days from the date of the invoice. Thereafter, interest is charged at 12.89%p.a. on the outstanding balance.

At 23 September, the ageing analysis of trade receivables is as follows:

$ million	Total	Current	Past Due 30-60 days	60-90 days	90-120 days	> 120 days
2009						
Consolidated	197.4	81.9	49.2	16.8	4.1	45.4
Company	122.5	55.5	16.7	9.6	1.2	39.5
2008						
Consolidated	212.8	143.8	44.1	5.9	4.6	14.4
Company	174.4	121.8	32.6	3.0	3.8	13.2

Movement in the allowance for doubtful debts

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Balance at beginning of the period	8.8	4.9	8.4	4.8
Amounts written off during the period	(4.3)	(1.0)	(3.9)	(1.0)
Amounts recovered during the period	(2.8)	-	(2.8)	-
Increase in allowance recognised in income statement	5.6	4.9	4.0	4.6
Balance at end of the period	7.3	8.8	5.7	8.4

In determining the recoverability of a trade receivable the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to period end. The concentration of credit risk is limited due to the customer base being large and unrelated. Accordingly, the Directors believe that there is no further credit provision required in excess of the allowance for doubtful debts. The Group's policy requires all customers to pay in accordance with agreed payment terms. At 23 September 2009 receivables of $5.0m (2008: $7.1m) relate to forward physical contracts that have been renegotiated for future delivery, these are past due > 90 days. At 23 September 2009 current trade receivables of $7.3m (2008: $8.8m) for the group and $5.7m (2008: $8.4m) for the Company were considered impaired, all were past due > 90 days. All other classes within trade and other receivables do not contain impaired assets. Based on the credit history of these other classes, whom there is no recent history of default, it is expected that these amounts will be received.

8. Inventories

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Inventories at cost				
- Grain stocks	83.8	12.3	-	-
- Consumables stocks	0.3	0.5	-	0.1
- Work in progress	25.9	12.3	-	-
- Finished goods	54.2	82.0	40.7	51.0
- Provision for inventory obsolescence	(0.1)	(0.2)	(0.1)	(0.1)
	164.1	106.9	40.6	51.0
Agricultural commodity stocks held for trading at fair value less costs to sell	121.1	219.3	117.7	165.7
	285.2	326.2	158.3	216.7

9. Other financial assets

		Consolidated		Company	
		2009 $ million	2008 $ million	2009 $ million	2008 $ million
Investments carried at cost:					
Non-current					
Shares in controlled entities		-	-	694.5	694.5
Shares in unlisted entities	(i)	-	1.9	-	1.9
		-	1.9	694.5	696.4

(i) Shares in unlisted entities are held in inactive markets, and due to the absence of a reasonable fair value due to the nature of the entities, are measured at cost.

	Consolidated 2009 $ million	Consolidated 2008 $ million	Company 2009 $ million	Company 2008 $ million
Derivatives that are designated as hedging instruments carried at fair value:				
Current				
Foreign currency forward contracts	42.6	-	-	-
Interest rate swaps – cash flow hedges	0.3	0.6	0.3	0.2
	42.9	0.6	0.3	0.2
Financial assets that are classified as held for trading:				
Current				
Commodity and freight forward contracts	66.8	119.4	117.2	125.8
Foreign currency forward contracts	8.0	14.3	8.0	14.1
	74.8	133.7	125.2	139.9
Available-for-sale carried at fair value:				
Non-current				
Other	0.4	0.5	-	-
	0.4	0.5	-	-
Disclosed in the financial statements as:				
Current other financial assets	117.7	134.3	125.5	139.9
Non-current other financial assets	0.4	2.4	694.5	696.4
	118.1	136.7	820.0	836.3

10. Non-current assets classified as held for sale

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Shares in unlisted entities held for sale	1.9	-	1.9	-

The Scheme of Arrangement with Viterra Inc. has resulted in the Five Star Flour Mills change of control clause within the shareholders agreement being initiated. This will result in the consolidated entity divesting its interest in Five Star Flour Mills.

11. Investments accounted for using the equity method

	Consolidated 2009 $ million	Consolidated 2008 $ million	Company 2009 $ million	Company 2008 $ million
Investments in associates	-	-	-	-
Investments in jointly controlled entities	-	3.5	-	3.5
	-	3.5	-	3.5

Name of entity	Principal activity	Country of incorporation	Ownership interest 2009 %	Ownership interest 2008 %	Fair value 2009 $ million	Fair value 2008 $ million
Associates						
Wheat Australia Pty Ltd	Grain export	Australia	33	33	-	-
					-	-
Jointly controlled entities						
Australian Bulk Alliance Pty Ltd	Grain handling	Australia	50	50	-	-
National Grower Register Pty Ltd	Grower services	Australia	50	50	-	-
New World Grain Ltd (i)	Grain export	United Kingdom	50	50	-	3.5
					-	3.5

(i) Incorporated 4 December 2007

	Consolidated 2009 $ million	Consolidated 2008 $ million
Summarised financial information in respect of the Group's associates is set out below:		
Financial position:		
Total assets	0.1	0.1
Total liabilities	-	0.1
Net assets	0.1	-
Group's share of associates' net assets	-	-
Financial performance:		
Total revenue	-	0.1
Total profit for the period	-	(0.2)
Group's share of associates' profit/(loss) before tax	-	(0.1)
Group's share of associates' income tax expense	-	-
Group's share of associate's profit/(loss)	-	(0.1)
Summarised financial information in respect of the Group's jointly controlled entities is set out below:		
Financial position:		
Current assets	25.1	56.9
Non-current assets	42.1	41.4
Current liabilities	24.0	58.8
Non-current liabilities	52.9	53.7
Net assets	(9.8)	(14.2)
Group's share of jointly controlled entities' net assets	(4.9)	(7.1)
Financial performance:		
Income	121.8	99.4
Expenses	134.6	103.6
Group's share of jointly controlled entities' profit/(loss) before tax	(7.8)	(2.8)
Group's share of jointly controlled entities' income tax expense	1.5	(0.7)
Group's share of jointly controlled entities' profit/(loss)	(6.3)	(2.1)
Group's share of associates and jointly controlled entities' profit/(loss)	(6.3)	(2.2)

Dividends received from associates and joint ventures

During the period, the Group received $nil dividends (2008: $nil) from its associates and dividends of $nil (2008: $nil) from its jointly controlled entities.

Contingent liabilities and capital commitments

The Group's share of the contingent liabilities, capital commitments and other expenditure commitments of associates and jointly controlled entities are disclosed in notes 25 and 24 respectively.

12. Property, plant and equipment

	Consolidated					
	Freehold land at cost $ million	Buildings at cost $ million	Plant and equipment at cost $ million	Lease plant and equipment at cost $ million	Capital work in progress at cost $ million	Total $ million
Gross carrying amount						
Balance at 1 October 2007	33.2	76.4	726.7	-	93.2	929.5
Additions	0.7	4.6	4.9	-	98.6	108.8
Transfers	1.2	1.8	16.8	1.2	(21.0)	-
Disposals	-	(1.1)	(0.6)	-	-	(1.7)
Balance at 30 September 2008	35.1	81.7	747.8	1.2	170.8	1,036.6
Additions through business combinations	9.5	1.4	7.6	-	-	18.5
Additions	-	-	-	-	108.9	108.9
Disposals	-	-	(0.1)	-	-	(0.1)
Impairment	-	-	-	-	(14.2)	(14.2)
Transfers	-	6.3	23.1	-	(54.0)	(24.6)
Balance at 23 September 2009	44.6	89.4	778.4	1.2	211.5	1,125.1
Accumulated depreciation/ amortisation and impairment						
Balance at 1 October 2008	-	(18.2)	(357.2)	-	-	(375.4)
Disposals	-	0.9	0.9	-	-	1.8
Depreciation expense	-	(2.7)	(25.8)	(0.2)	-	(28.7)
Balance at 30 September 2008	-	(20.0)	(382.1)	(0.2)	-	(402.3)
Reversal of impairment	-	-	2.5	-	-	2.5
Depreciation expense	-	(2.5)	(27.0)	(0.2)	-	(29.7)
Balance at 23 September 2009	-	(22.5)	(406.6)	(0.4)	-	(429.5)
Net book value						
As at 30 September 2008	35.1	61.7	365.7	1.0	170.8	634.3
As at 23 September 2009	44.6	66.9	371.8	0.8	211.5	695.6

12. Property, plant and equipment (cont'd)

	Company					
	Freehold land at cost $ million	**Buildings at cost $ million**	**Plant and equipment at cost $ million**	**Lease plant and equipment at cost $ million**	**Capital work in progress at cost $ million**	**Total $ million**
Gross carrying amount						
Balance at 1 October 2007	-	2.4	10.7	-	7.2	20.3
Additions	-	-	-	-	20.4	20.4
Disposals	-	-	(0.1)	-	-	(0.1)
Transfers	-	0.2	3.1	-	(3.3)	-
Balance at 30 September 2008	-	2.6	13.7	-	24.3	40.6
Additions	-	-	-	-	19.8	19.8
Impairment	-	-	-	-	(14.2)	(14.2)
Transfers	-	0.3	1.7	-	(23.1)	(21.1)
Balance at 23 September 2009	-	2.9	15.4	-	6.8	25.1
Accumulated depreciation/ amortisation and impairment						
Balance at 1 October 2007	-	(1.9)	(5.0)	-	-	(6.9)
Transfer	-	1.2	0.6	-	-	1.8
Depreciation expense	-	(0.1)	(1.0)	-	-	(1.1)
Balance at 30 September 2008	-	(0.8)	(5.4)	-	-	(6.2)
Depreciation expense	-	(0.2)	(1.6)	-	-	(1.8)
Balance at 23 September 2009	-	(1.0)	(7.0)	-	-	(8.0)
Net book value						
As at 30 September 2008	-	1.8	8.3	-	24.3	34.4
As at 23 September 2009	-	1.9	8.4	-	6.8	17.1

(i) During the period ended 23 September 2009, the Group reassessed the recoverable amount of its property, plant and equipment assets and cash generating units and determined an impairment reversal of $2.5 million for a Supply Chain receival site in 2009. During the period ended 23 September 2009, an impairment loss was recognised for the cessation of a capital project. No other impairment was recognised for property, plant and equipment. The estimates of recoverable amounts were based on value in use using a pre-tax discount rate of 11.6% (2008: 12.9%). Management believes that any reasonably possible change in the key assumptions on which recoverable amount is based would not cause any impairment.

Aggregate depreciation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the period:

	Consolidated		Company	
	2009 $ million	**2008 $ million**	**2009 $ million**	**2008 $ million**
Buildings	2.5	2.7	0.2	0.1
Plant and equipment	27.0	25.8	1.6	1.0
Lease plant and equipment	0.2	0.2	-	-
	29.7	28.7	1.8	1.1

13. Intangible assets

		Consolidated				Company			
		Software at cost $ million	Goodwill at cost $ million	Other intangible assets $ million	Total $ million	Software at cost $ million	Goodwill at cost $ million	Other intangible assets $ million	Total $ million
Gross carrying amount									
Balance at 1 October 2008		32.9	350.5	-	383.4	4.7	5.1	-	9.8
Additions		2.0	-	-	2.0	-	-	-	-
Acquisitions through business combinations		-	8.9	-	8.9	1.8	5.2	-	7.0
Disposals		-	-	-	-	-	-	-	-
Balance at 30 September 2008		34.9	359.4	-	394.3	6.5	10.3	-	16.8
Transfers		24.6	-	-	24.6	21.1	-	-	21.1
Acquisitions through business combinations		-	5.5	18.8	24.3	-	0.4	-	0.4
Disposals		-	-	-	-	-	-	-	-
Balance at 23 September 2009		59.5	364.9	18.8	443.2	27.6	10.7	-	38.3
Accumulated amortisation and impairment									
Balance at 1 October 2008		(26.3)	-	-	(26.3)	(2.2)	-	-	(2.2)
Amortisation expense	(i)	(2.9)	-	-	(2.9)	(1.3)	-	-	(1.3)
Disposals		-	-	-	-	-	-	-	-
Balance at 30 September 2008		(29.2)	-	-	(29.2)	(3.5)	-	-	(3.5)
Amortisation expense	(i)	(7.0)	-	-	(7.0)	(5.1)	-	-	(5.1)
Impairment			(3.3)	-	(3.3)		(3.3)	-	(3.3)
Balance at 23 September 2009		(36.2)	(3.3)	-	(39.5)	(8.6)	(3.3)	-	(11.9)
Net book value									
As at 30 September 2008		5.7	359.4	-	365.1	3.0	10.3	-	13.3
As at 23 September 2009		23.3	361.6	18.8	403.7	19.0	7.4	-	26.4

(i) Amortisation expense is included in the line item 'depreciation and amortisation expense' in the income statement.
The following useful lives are used in the calculation of amortisation:

Capitalised development (software):	5 years
Other intangibles (brands):	indefinite life

Allocation of goodwill to business segments

Goodwill acquired through business combinations is allocated to the consolidated entity's business segments based on the expected benefits to be derived from that goodwill, as follows:

	Consolidated	
	2009 $ million	2008 $ million
Supply chain	99.2	94.1
Grain marketing	123.4	123.4
Malt manufacture	70.5	70.5
Rural Services	7.4	10.3
Other	61.1	61.1
	361.6	359.4

During the period ended 23 September 2009, the consolidated entity reassessed the recoverable amount of its intangible assets and determined an impairment loss of $3.3 million (2008 $nil), representing goodwill in the Rural Services businesses where future cash flows could not support the allocated goodwill. The estimates of recoverable amounts were based on value in use determined using a pre-tax discount rate of 11.6% (2008: 12.9%). Management believes that any reasonably possible change in the key assumptions on which recoverable amount is based would not cause any further impairment.

14. Trade and other payables

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Trade payables and accruals	74.2	118.0	41.4	60.6
GST Payable	-	1.9	-	1.7
Related party payables (Grain Pools)	15.1	1.4	15.1	1.4
Other	18.5	21.2	9.1	16.4
	107.8	142.5	65.6	80.1

15. Borrowings

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Current				
Bank loans (unsecured – at amortised cost) (1)	605.5	92.9	589.4	87.0
Finance lease (secured – at amortised cost)	0.2	0.2	-	-
	605.7	93.1	589.4	87.0
Non-Current				
Bank loans (unsecured – at amortised cost) (1)	-	300.0	-	300.0
Finance lease (secured – at amortised cost)	0.7	0.8	-	-
	0.7	300.8	-	300.0

(1) The variable rate at period end is 4.31%. The Group hedges a portion of the loans via an interest rate swap exchanging variable rate interest for fixed rate interest.

For further information on financing facilities, refer to note 31(b)

16. Other financial liabilities

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Derivatives that are designated as hedging instruments carried at fair value:				
Current				
Foreign currency forward contracts	21.0	13.9	-	-
Interest rate swaps	5.5	2.6	5.5	2.6
	26.5	16.5	5.5	2.6
Derivatives that are classified as held for trading:				
Current				
Commodity and freight forward contracts	42.8	68.9	35.0	59.6
Foreign currency forward contracts	6.7	20.5	6.7	20.5
	49.5	89.4	41.7	80.1
Disclosed in the financial statements as:				
Current other financial liabilities	76.0	105.9	47.2	82.7

17. Provisions

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Current				
Employee benefits	16.4	13.2	8.1	5.7
Workers Compensation	0.6	0.7	-	0.4
Onerous Contracts	3.4	-	-	-
	20.4	13.9	8.1	6.1
Non-current				
Employee benefits	1.3	1.1	0.5	0.3
	1.3	1.1	0.5	0.3
	21.7	15.0	8.6	6.4

Reconciliation of Workers Compensation Provision

	Consolidated	
	2009 $ million	2008 $ million
Balance at beginning of financial year	0.7	0.7
Additional provisions recognised	0.3	-
Reductions arising from payments/other sacrifices of future economic benefits	(0.4)	-
	0.6	0.7

18. Other liabilities

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Current				
Deferred Income	7.1	7.3	4.6	7.0
	7.1	7.3	4.6	7.0

19. Issued capital

172,802,130 fully paid ordinary shares (2008: 171,341,438)	1,020.9	1,009.5	1,020.9	1,009.5
	1,020.9	1,009.5	1,020.9	1,009.5

Changes to the then Corporations Law abolished the authorised capital and par value concept in relation to share capital from 1 July 1998. Therefore, the Company does not have a limited amount of authorised capital and issued shares do not have a par value.

	2009		2008	
Fully paid ordinary shares	No. million	$ million	No. Million	$ million
Balance at beginning of financial period	171.3	1,009.5	149.2	808.9
Dividend reinvestment plan issues	1.3	9.2	0.8	7.2
Underwritten dividend and share placements	-	-	21.0	191.4
Exempt employee share plan	0.1	0.6	-	-
Deferred employee share plan	0.1	0.6	-	0.2
Share purchase plan	-	-	0.3	2.2
Tax recognised directly in equity	-	1.0	-	(0.4)
Balance at end of financial period	172.8	1,020.9	171.3	1,009.5

The tax recognised directly in equity relates to the cancellation of the LTIP and ESOP share plans per note 32.

19. Issued capital (cont'd)

Terms and conditions associated with each class of share:

Ordinary Shares

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

The ABB Grain Ltd and Viterra Inc Implementation Agreement was announced on 20 May 2009 under which Viterra proposed to acquire all the issued and outstanding shares in ABB for a mixture of cash and scrip via a Scheme of Arrangement. The ABB directors unanimously recommended shareholders vote in favour of the Scheme, in the absence of a superior offer.

A Scheme Meeting was held in Adelaide on 9 September 2009 where shareholders voted to approve the Scheme.
Shareholders also voted at a constitutional meeting on 9 September 2009, to remove the 15% limit on the amount of share issued capital that any one shareholder can hold.

The effective date of the Scheme was 11 September 2009. The implementation date of the Scheme was the 23 September 2009. Viterra achieved control of ABB Grain Ltd on 24 September 2009.

Dividend Reinvestment Plan

The Company has established a Dividend Reinvestment Plan ("DRP") under which holders of ordinary shares may elect to acquire additional shares in lieu of cash dividends. Shares are issued at a discount not exceeding 10% to their market valuation with their valuation determined by reference to the weighted average price of shares during the 5 business days commencing immediately before and inclusive of the record date and the 5 business days immediately following record date.

The DRP was not in operation for the interim dividend (record date 16 June 2009) and the special dividend (record date 17 September 2009).

Deferred Employee Share Plan ("DESP")

Prior to the Scheme of Arrangement becoming effective, Directors and employees could elect to sacrifice their fees, salaries and/or performance incentive payments to receive shares in ABB. The election was required to be made at the commencement of the financial period, in the case of salaries or fees, or in the case of performance incentive payments at the time of accepting an offer to participate in the performance incentive scheme.
In accordance with the ASX Listing Rules, approval of shareholders is sought before issuing shares to Directors under the DESP.

Exempt Employee Share Plan ("EESP")

Under the EESP the ABB Grain Ltd Board could elect to issue up to $1,000 worth of shares to each employee, taking advantage of tax concessions available for employee share plans. The issue price is based on the average market price for the 5 business days prior to the allotment date. 84,184 shares were issued pursuant to the EESP during the reporting period.

20. Reserves

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Share-based payments	-	0.6	-	0.6
Hedging	(7.4)	(10.2)	(3.9)	(1.6)
Foreign currency translation	2.0	(0.7)	(0.5)	-
	(5.4)	(10.3)	(4.4)	(1.0)

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Share-based payments				
Balance at beginning of financial year	0.6	0.3	0.6	0.3
LTI and ESOP expense	1.2	0.4	1.2	0.4
Cancellation of LTI Rights and Options – accelerated expense	1.6	-	1.6	-
Issue of shares to employees	(0.3)	(0.1)	(0.3)	(0.1)
Transfer on cancellation of LTI Rights and Options	(3.1)	-	(3.1)	-
Balance at end of financial period	-	0.6	-	0.6

The share based payments reserve is used to recognise the fair value of share rights issued under the Long Term Incentive Plan and the fair value of options issued under the Executive Share Option Plan, as described in Note 32.

The LTI Plan and Executive Share Option Plan were cancelled as of 23rd September 2009, as described in Note 32.

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Hedging reserve				
Balance at beginning of financial period	(10.2)	9.7	(1.6)	1.0
Gain/(loss) recognised:				
Forward exchange contracts	7.9	(25.3)	(0.3)	-
Interest rate swaps	(3.0)	(4.0)	(2.8)	(3.7)
Transfer to profit or loss:				
Forward exchange contracts (included in other income on the face of the income statement)	(0.3)	0.9	-	-
Interest rate swaps	(0.6)		(0.1)	-
Deferred tax arising on hedges	(1.2)	8.5	1.0	1.1
Balance at end of financial period	(7.4)	(10.2)	(3.8)	(1.6)

The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognised in profit or loss when the hedged transaction impacts the profit or loss, or is included as a basis adjustment to the non-financial hedged item, consistent with the applicable accounting policy.

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Foreign currency translation reserve				
Balance at beginning of financial period	(0.7)	(0.5)	-	-
Translation of foreign operations	2.7	(0.2)	(0.5)	-
Deferred tax arising from translation	-	-	-	-
Balance at end of financial period	2.0	(0.7)	(0.5)	-

Exchange differences relating to the translation from the functional currencies of the Group's foreign controlled entities into Australian dollars are brought to account by entries made directly to the foreign currency translation reserve.

21. Retained earnings

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Balance at beginning of financial period	111.7	80.9	(23.7)	(9.8)
Net profit attributable to members of ABB Grain Ltd	(25.0)	48.8	141.4	1.4
Prior period adjustment [1]	-	-	-	2.7
Adjustment on cancellation LTIP and ESOP plans, net of tax (note 32)	(1.0)	-	(1.0)	-
Dividends provided for or paid (note 23)	(112.1)	(18.0)	(112.1)	(18.0)
Balance at end of financial period	(26.4)	111.7	4.6	(23.7)

[1] Represents the reversal of elimination of unrealised profit in inventory sold to a wholly-owned subsidiary incorrectly eliminated in the prior year. This reversal resulted in an $8.7 million decrease to inventories, $22.2 million increase to other financial assets, $3.7 million decrease to receivables from subsidiaries, $7.1million increase to prior year other income, $4 million increase to deferred tax liabilities and $2.7 million increase to 2007 opening retained earnings all within the Company balance sheet.

22. Earnings/(loss) per share

	Consolidated	
	2009 Cents per share	2008 Cents per share
Basic earnings/(loss) per share	(14.5)	31.2
Diluted earnings/(loss) per share	(14.5)	31.2

Basic earnings per share
The earnings and weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share are as follows:

	2009 $ million	2008 $ million
Profit/(loss) attributable to members of the parent entity	(25.0)	48.8

	2009 No. million	2008 No. million
Weighted average number of ordinary shares for the purposes of basic earnings per share and diluted earnings per share	172.4	156.3
Weighted average number of ordinary shares for the purposes of diluted earnings per share	172.4	156.5

23. Dividends

	2009		2008	
	Cents per share	Total $ million	Cents per share	Total $ million
Recognised amounts				
Fully paid ordinary shares				
Interim dividend: Fully franked at a 30% tax rate	10.0	17.3	7.0	10.5
Final dividend: Fully franked at a 30% tax rate	14.0	24.0	5.0	7.5
Special dividend: Fully franked at a 30% tax rate	41.0	70.8	-	-
	65.0	112.1	12.0	18.0
Unrecognised amounts				
Fully paid ordinary shares				
Final dividend: Fully franked at a 30% tax rate	-	-	14.0	24.0

On 25th November 2008, Ausbulk, a wholly owned subsidiary, paid $103 million dividend to ABB grain Ltd. On 24th July 2009, Ausbulk Ltd paid a further $100m dividend to ABB Grain Ltd.

The consolidated entity has had a Dividend Reinvestment Plan in previous periods under which holders of ordinary shares may elect to acquire additional ordinary shares in lieu of cash dividends. Shares are issued at a discount not exceeding 10% of their market value which is determined by reference to the weighted average price of shares during the five business days preceding and inclusive of the record date and five days of trading immediately following the record date for that dividend. The Dividend Reinvestment Plan has not operated for the 2009 interim and 2009 special dividend.

	Company	
	2009 $ million	2008 $ million
Adjusted franking account balance	7.3	32.1
Impact on franking account balance of dividends not recognised	-	(10.2)
	7.3	21.9

24. Commitments for expenditure

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
(a) Capital expenditure commitments				
Plant and equipment				
Not longer than 1 year	28.3	17.9	0.2	0.6
Later than one year but not later than five years	4.3	10.0	-	-
	32.6	27.9	0.2	0.6
Intangible assets				
Not longer than 1 year	-	14.8	-	14.8
Later than one year but not later than five years	-	-	-	-
	-	14.8	-	14.8
Group's share of jointly controlled entities' capital commitments				
Not longer than 1 year	0.3	-	0.2	-
	32.9	42.7	0.2	15.4

(b) Lease commitments

Finance lease liabilities and non-cancellable operating lease commitments are disclosed in note 27 to the financial statements.

25. Contingent liabilities

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Contingent liabilities				
Guarantees in respect of a joint venture entity's bank loan	13.0	12.0	13.0	12.0

Litigation and proceedings
An assessment of current litigation and proceedings by the Directors, and advice from legal advisors, has not resulted in a provision being recognised, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

Other guarantees
As disclosed in note 28, the parent entity has entered into a Deed of Cross Guarantee with certain controlled entities. The effect of this Deed is that ABB Grain Ltd and each of these controlled entities has guaranteed to pay any deficiency of any of the companies' party to the Deed in the event of any of those companies being wound up. The Company has also issued letters of financial support to its jointly controlled entities National Grower Register Pty Ltd and Australian Bulk Alliance Pty Ltd.

Workers' compensation
The consolidated entity is a self-insurer in South Australia for workers' compensation liabilities. The provision in the balance sheet for workers' compensation is included in current employee entitlements and has been made on the basis of an independent actuarial assessment at balance date and is subject to a bank guarantee for $1,562,000 (2008: $1,562,000) in favour of WorkCover Corporation as required by the South Australia Workers' Rehabilitation and Compensation Act 1986. The amount of the guarantee exceeds the current provision.

For operations outside of South Australia, insurance is maintained for workers' compensation through the appropriate statutory funds operating in that state or territory.

26. Accounting for pooling arrangements

The consolidated entity conducts pools on behalf of growers. The financial information relating to the pools has not been recognised in the results of the consolidated entity as explained in the statement of accounting policies (note 1(a)) on Grain Pools.

In the financial period ended 23 September 2009, revenues of $102.5 million (2008: $205.3 million) were generated by the consolidated entity for the pools. Additionally, as at 23 September 2009, there was no inventory held on behalf of growers (2008: $7.2 million net realisable value). These revenues and inventories are not consolidated in the consolidated entity.

27. Leases

Finance leases

Leasing arrangements

Finance leases relate to motor vehicles. The consolidated entity has options to purchase the motor vehicles for a nominal amount at the conclusion of the lease agreements.

Commitments in relation to finance lease payments

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Minimum lease payments				
Not longer than 1 year	0.2	0.2	-	-
Longer than 1 year and not longer than 5 years	0.8	0.5	-	-
Longer than 5 years	-	0.4	-	-
	1.0	1.1	-	-
Future finance charges	(0.1)	(0.1)	-	-
Recognised as a liability	0.9	1.0	-	-
Disclosed in the financial statements as:				
Current borrowings (note 15)	0.2	0.2	-	-
Non-current borrowings (note 15)	0.7	0.8	-	-
	0.9	1.0	-	-

Operating leases

Leasing arrangements

Operating leases relate to leasing arrangements for property and motor vehicles, and have been entered into with various lease terms up to 25 years.

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Commitments in relation to non-cancellable operating lease payments				
Not longer than 1 year	6.3	8.6	3.3	4.3
Longer than 1 year and not longer than 5 years	10.6	15.4	3.6	5.2
Longer than 5 years	19.8	29.3	-	-
	36.7	53.3	6.9	9.5

28. Subsidiaries

Name of entity	Country of incorporation	Ownership interest 2009 %	Ownership interest 2008 %
Parent entity			
ABB Grain Ltd	Australia		
Name of controlled entity			
ABB Grain (NZ) Ltd	New Zealand	100	100
ABB Insurance Ltd	New Zealand	100	100
ABB Pty Ltd	Australia	100	100
ABB Rural Finance Pty Ltd	Australia	100	100
Adelaide Malting Company Pty Ltd	Australia	100	100
Australian Barley Board Pty Ltd	Australia	100	100
Bay Grain Driers Limited (deregistered 29/09/08)	New Zealand	-	100
Ceretech Pty Ltd	Australia	100	100
Grain Australia Pty Ltd	Australia	100	100
Graintrust Pty Ltd	Australia	100	100
Graintrust Nominees Pty Ltd (deregistered 23/12/08)	Australia	-	100
Joe White Maltings Systems Pty Ltd	Australia	100	100
Jossco USA Inc	United States of America	100	100
Maltco International Pty Ltd	Australia	100	100
NRM Feeds Ltd (formerly National Milling Limited)	New Zealand	100	100

28. Subsidiaries (cont'd)

NZ Grain and Seed Limited	New Zealand	100	100
PCL Feeds Limited	New Zealand	100	100
Professional Grain Services Pty Ltd	Australia	100	100
South Australian Bulk Handling Pty Ltd	Australia	100	100
Southern Wharf Services Pty Ltd	Australia	100	100
TLC World Pty Ltd	Australia	100	100
Tomati Property Investments	Australia	100	-
Wardle Co Pty Ltd	Australia	100	100
ABB Grain Ltd closed group			
ABB Grain Export Ltd	Australia	100	100
AusBulk Ltd	Australia	100	100
AusMalt Pty Ltd	Australia	100	100
Joe White Maltings Pty Ltd	Australia	100	100
Jossco Australia Pty Ltd	Australia	100	100
United Grower Holdings Pty Ltd	Australia	100	100

Pursuant to Class Order 98/1418, as amended, issued by the Australian Securities and Investments Commission, relief has been granted to these entities, from the Corporations Act 2001 requirements for the preparation, audit and lodgement of their financial reports. As a condition of the class order 98/1418 as amended, ABB Grain Ltd and these subsidiaries are parties to the Deed of Cross Guarantee, under which each party guarantees the debts of others. Australian incorporated entities not parties to the Deed of Cross Guarantee were small proprietary for the period ended 23 September 2009 and therefore exempt from the preparation, audit and lodgement of their financial reports under the Corporations Act 2001.

The consolidated income statement of the entities party to the deed of cross guarantee are:

	Consolidated	
	2009 $ million	**2008 $ million**
Income statement		
Revenue	2,211.9	2,261.7
Other income	(13.0)	20.8
Share of profits/(losses) of associates accounted for using the equity method	(6.3)	(2.2)
Changes in inventories of finished goods and work in progress	(29.5)	(3.8)
Purchase of grain and other commodities	(1,529.0)	(1,702.3)
Employee benefits expense	(98.1)	(89.1)
Depreciation and amortisation expense	(35.2)	(30.7)
Net (impairment)/reversal of impairment	(15.0)	-
Transport and handling charges	(374.8)	(265.2)
Finance costs	(29.0)	(50.7)
Other expenses	(106.3)	(95.7)
Profit before tax expense	(24.3)	42.8
Income tax expense	8.2	(15.5)
Profit for the period	(16.1)	27.3

28. Subsidiaries (cont'd)

The consolidated balance sheet of the entities party to the deed of cross guarantee are:

	Consolidated	
	2009 $ million	2008 $ million
Balance sheet		
Current assets		
Cash and cash equivalents	9.6	19.3
Trade and other receivables	292.6	301.1
Other financial assets	107.1	118.4
Inventories	243.7	271.3
Current tax asset	18.5	-
	671.5	710.1
Non-current assets		
Trade and other receivables	16.0	10.5
Investments accounted for using the equity method	-	3.5
Other financial assets	43.6	32.1
Property, plant and equipment	632.5	607.6
Intangibles	353.9	339.5
Total non-current assets	1,046.0	993.2
Total assets	1,717.5	1,703.3
Current liabilities		
Trade and other payables	78.1	103.6
Borrowings	589.6	87.2
Other financial liabilities	69.8	96.7
Current tax liabilities	-	14.3
Provisions	15.7	13.2
Other	6.3	7.1
Total current liabilities	759.5	322.1
Non-current liabilities		
Borrowings	0.7	300.8
Deferred tax liabilities	8.1	15.5
Provisions	1.2	1.0
Total non-current liabilities	10.0	317.3
Total liabilities	769.5	639.4
Net assets	948.0	1,063.9
Equity		
Issued capital	1,020.9	1,009.5
Reserves	(7.9)	(9.8)
Retained earnings*	(65.0)	64.2
Total equity	948.0	1,063.9
* Retained earnings		
Retained earnings as at beginning of the financial period	64.2	75.4
Retained earnings of entities removed from the deed of cross guarantee	-	(20.5)
Transfer from share capital reserve	(1.0)	
Net profit	(16.1)	27.3
Dividends provided for or paid	(112.1)	(18.0)
Retained earnings as at end of the financial period	(65.0)	64.2

29. Acquisitions of businesses

On 20 March 2009, the consolidated entity acquired the NRM business including the inventory, plant and brands for cash consideration of $33.9m. The primary activities of NRM are the milling and provision of feed requirements of dairy, poultry, pigs, horses and working dogs. Goodwill of $5.1 million was recognised reflecting expected future benefits from expected synergies, tonnage growth and the assembled workforce. These benefits were not recognised separately from goodwill as the future economic benefits cannot be reliably measured.

On 19 June 2009, the consolidated entity acquired 100% of issued share capital of Tomati Property Investments Pty Ltd for cash consideration of $9.0 million. Tomati is a non operating entity which holds the land at Minto, NSW where construction is currently underway for a malt plant.

Due to the seasonality of the acquired NRM, it is impractical to assess the revenue and profit of the combined entity had the acquisitions been in existence at the beginning of the period. There is no operational activity for Tomati Property Investments Pty Ltd.

The net assets acquired in the above business combinations, and the goodwill arising, are as follows:

	Acquiree's carrying amount $ million	Fair value adjustments $ million	Fair value $ million
Net assets acquired:			
Trade and other receivables	-	2.4	2.4
Inventory	3.5	(0.1)	3.4
Property, plant and equipment	7.0	11.9	18.9
Intangible assets	-	18.7	18.7
Trade and other payables	-	(5.3)	(5.3)
Employee benefits	(0.3)	-	(0.3)
	10.2	27.6	37.8
Goodwill arising on acquisition			5.1
Total cash consideration			42.9

30. Financial instruments

(a) Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

(b) Categories of financial instruments

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Financial assets				
Fair value through profit of loss (FVTPL)				
Financial assets held for trading	74.8	133.7	125.2	139.9
Derivative instruments in designated hedge accounting relationships	42.9	0.6	0.3	0.2
Loans and receivables (including cash and cash equivalents)	290.9	287.8	654.7	437.1
Available-for-sale financial assets	0.4	2.4	-	-
Held for sale non current assets	1.9	-	1.9	-
Financial liabilities				
Fair value through profit of loss (FVTPL)				
Financial liabilities held for trading	49.5	89.4	41.7	80.1
Derivative instruments in designated hedge accounting relationships	26.5	16.5	5.5	2.6
Trade and other payables	107.8	142.5	66.1	80.1
Borrowings	606.4	393.9	589.4	387.0

(c) Financial risk management objectives

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk. The Group's principal financial instruments comprise receivables, payables, bank loans and overdrafts, forward commodity contracts and derivatives.

The Group uses derivative financial instruments such as foreign exchange contracts, agricultural commodity futures and options and interest rate swaps to hedge certain risk exposures. Trading in derivatives has also been undertaken, specifically in agricultural commodity futures and options and forward currency contracts. These traded derivatives provide economic hedges, but do not qualify for hedge accounting and are based on limits set by the Board.

<u>Use of financial instruments</u>

Supply Chain business segment does not enter into derivative financial instruments.

Grain Marketing business segment enters into grain forward purchase and sales contracts with various external counterparties including growers, grain traders and other customers. To manage grain commodity price risk, grain marketing enters into various grain commodity futures and options in both the Australian and world markets. Forward freight contracts are also entered into by the grain marketing segment. Foreign exchange forward contracts are also entered into to manage exposure related to exchange rate risk. The financial instruments of the Grain Marketing business segment have been classified as held-for-trading and stated at fair value, with any resultant gain or loss recognised in profit or loss.

Malt Manufacture business segment enters into foreign exchange forward contracts to hedge exchange rate risk arising on the export of malt. Foreign exchange forward contracts are taken out for periods of up to 18 months. The Group hedge accounting currently applies to the malt manufacture business segment (refer note 1(e)).

Rural Services business segment enters into wool forward purchase and sale contracts and manage wool commodity price risk by entering into various futures and option contracts. The rural services business segment also enters into foreign exchange forward contracts to manage exchange rate risk related to the export of wool and the importing of fertiliser. Hedge accounting is not applied for foreign exchange contracts taken out for fertiliser transactions.

30. Financial instruments (cont'd)

(c) Financial risk management objectives (cont'd)

Interest rate swaps are entered into by the Company to mitigate the risk of rising interest rates. Hedge accounting (refer note 1(e)) currently applies to interest rate swaps, and they are recorded in the 'Other' business segment. Interest rate swaps are executed for periods up to 5 years.

The Group manages its exposure to key financial risks, including commodity price, interest rate and currency risk in accordance with the Group's financial risk management policy. The objective of the policy is to support the delivery of the Group's financial targets whilst protecting future financial security. The Group's Risk Management function monitor and manage financial risks relating to the operations of the Group through internal risk reports which analyse exposures by degree and magnitude of risk. Group Risk Management identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The Board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

During the financial period, primary responsibility for identification and control of financial risks rested with the Management Risk Committee under the authority of the Board Corporate Risk & Compliance Committee. The Board Corporate Risk & Compliance Committee reviewed and agreed policies for managing each identified risk, including the setting of limits for trading in derivatives, hedging cover of foreign currency and interest rate risk, credit allowances, and future cash flow forecast projections.

(d) Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The Group's objective is to have the financial flexibility to fund the operating and capital requirements of a diverse agricultural based company, including the capital intensive commodity marketing business.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 15, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in notes 19, 20 and 21 respectively.

The Directors review the capital structure regularly. As part of this review the Directors consider the cost of capital and the risks associated with each class of capital. The Group has balanced its overall capital structure through the payment of dividends, new share issues and, where applicable, share buy-backs. The Group's policy is to borrow centrally to meet anticipated funding requirements. Capital use limits are set for business segments to assist balancing the capital structure and maximise capital returns. Various assessment criteria are applied to investments and capital projects to maximise returns, such as achieving a return greater than Weighted Average Cost of Capital ("WACC").

The Group monitors the relative levels of debt to equity by reference to the gearing ratio as calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as 'equity' as shown in the balance sheet plus net debt. The gearing ratio is below any contractual requirement.

The gearing ratios at 23 September 2009 and 30 September 2008 were as follows:

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Borrowings	606.4	393.9	589.4	387.0
Less cash and cash equivalents	(24.4)	(32.1)	(9.6)	(16.0)
Net debt	582.0	361.8	579.8	371.0
Total equity	989.1	1,110.9	1,021.1	984.8
Total capital	1,571.1	1,472.7	1,600.9	1,355.8
Gearing ratio	37.0%	24.6%	36.2%	27.4%

30. Financial instruments (cont'd)

(e) Market risk

The Group's activities expose it primarily to the financial risks of changes in agricultural commodity prices (refer note 30(f)), foreign currency exchange rates (refer note 30(g)) and interest rates (refer note 30(h)). The Group enters into a variety of derivative financial instruments to manage its exposure to commodity price, foreign currency and interest rate risk, including:

- foreign exchange forward contracts to hedge the exchange rate risk arising on the export of malt, the import of fertiliser, and forward purchase and sales of agricultural commodity contracts denominated in a foreign currency;
- exchange-traded futures and option contracts to minimise the effects of changes in the prices of agricultural commodities on physical inventory held, forward agricultural commodity purchase and sales contracts and forward freight purchase and sales contracts; and
- interest rate swaps to mitigate the risk of rising interest rates.

The Group measures market risk exposures using value-at-risk (VaR) for the grain and wool commodities.

(f) Agricultural commodity price risk management

The Group's diverse range of services are spread across the agribusiness supply chain, including accumulation, storage, malt, processing, logistics, fertiliser, financial services, wool broking and export, livestock broking and export, agricultural chemicals, marketing, ship chartering and trading. As a result, the Group is exposed to the following agricultural and other related commodities, including wool, grain and freight that are subject to price fluctuations.

The Group uses exchange-traded futures and option contracts to minimise the effects of changes in the prices of agriculturally commodity physical inventory and agricultural commodity forward purchase and sales contracts. Exchange traded futures and option contracts are valued at the quoted market prices. Forward purchase contracts and forward sales contracts are valued at the quoted market prices adjusted for differences in local markets. Changes in the market value of forward purchase and sale contracts, and exchange traded futures and options contracts, are recognised in earnings as gains or losses of financial instruments in the profit or loss statement. Exchange-traded futures and option contracts are predominately settled in cash, while agricultural commodity forward purchase and sales contracts are settled by either physical delivery of the commodity or cash. The Group is exposed to loss in the event of non-performance by the counter-party to forward purchase and forward sales contracts. The values of these contracts are reduced by a provision related to the potential loss in the event of non-performance.

To further manage commodity price risk the Group places restrictions over the commodities traded, quantities and positions to trade, the types of derivatives, products and services which can be transacted, counterparties to trade with and which employees can execute contracts.

Agricultural commodity price sensitivity

All market risk associated with commodity price risk is measured using the Value at Risk (VaR) method. The VaR calculation quantifies potential changes in the value of commodity positions as a result of market price movements. The Group takes the view that all commodity price risk should be monitored in the same way, irrespective of its origin – whether as a consequence of asset ownership, customer sales, hedging or position taking. Consequently, the Group's overall VaR must be interpreted in that context. The Company's VaR approximates the Group's VaR.

The VaR risk measure estimates the potential loss in pre-taxation profit over a given holding period for a specified confidence level. The VaR methodology is a statistically defined, probability-based approach that takes into account market volatilities as well as risk diversification by recognising offsetting positions and correlations between products and markets. Risks can be measured consistently across all markets and products, and risk measures can be aggregated to arrive at a single risk number. The five-day VaR number used by the group reflects the 95% probability that the gain or loss in a five day period will not exceed the reported VaR based on the last 12 month's pricing movements. The inputs into the VaR calculation are open position volumes, current market prices, and the variability of prices over the previous 12 months, all of which are updated daily. The daily net agricultural commodity position consists of inventory held for trading, forward purchase and sales contracts held for trading, and exchange-traded contracts, and all are included in the VaR calculation. The VaR at balance date is not representative of the risk throughout the period as the period end exposure does not reflect the exposure during the period. The analysis should therefore be used with care. In practice, as markets move, the Group actively manages its risk and adjusts hedging strategies as appropriate.

The Group has established policies that limit the amount of agricultural commodity positions permissible, which are a combination of quantity and VaR limits. VaR levels are reported daily and compared with approved limits. Limits are regularly reviewed to ensure consistency with risk appetite, market developments and business activities.

	Consolidated	
	2009	**2008**
Historical VaR (95%, five day)	**$million**	**$million**
Agricultural commodity price VaR	4.7	2.9

30. Financial instruments (cont'd)

(g) Foreign currency risk management and sensitivity

The Group undertakes certain transactions denominated in foreign currencies and as a result foreign currency exposures arise. The Group's potential currency exposures comprise translational exposure in respect of non-functional currency monetary items and transactional exposure in respect of non-functional currency expenditure and revenues. Exchange rate exposures are managed within approved policy parameters utilising forward foreign exchange contracts, resulting in an economic hedge against net foreign exchange risk exposure for agricultural commodities. During the financial period, the Management Risk Committee met weekly to monitor foreign exchange risk exposure. During the financial period, the Corporate Risk Compliance Committee met quarterly to oversee this function.

The Group is exposed to US dollars (USD), Euro (EUR), Japanese Yen (JPY), New Zealand dollars (NZD), Canadian Dollars (CAD) and Singapore Dollars (SGD)
The following table details the Group's AUD carrying amount of unhedged foreign currency denominated financial assets and financial liabilities, exposed to foreign currency risk at the reporting date. The following table also details the Group's sensitivity to a 10% increase and decrease in the Australian dollar against the relevant foreign currencies. 10% represents management's assessment of the reasonable possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates. The sensitivity analysis includes external loans as well as loans to foreign operations within the Group where the denomination of the loan is in a currency other than the currency of the lender or the borrower. The sensitivity also includes foreign financial assets and liabilities in a hedging relationship and the impact on equity. The sensitivity is calculated assuming all other variables remain constant. The sensitivity at balance date is not representative of the sensitivity throughout the period as the period end exposure does not reflect the exposure during the period. The sensitivities should therefore be used with care. A positive number indicates an increase in profit or loss and other equity where the Australian Dollar strengthens against the respective currency.

	Consolidated					Company			
23 September 2009	USD $A million	EUR	JPY $A million	NZD $A million	SGD $A million	USD $A million	EUR $A million	JPY $A million	NZD $A million
Cash	3.3	1.5	-	10.7	-	2.9	-	0.3	-
Receivables	47.9	2.1	-	69.5	-	45.7	2.1	-	105.0
Payables	-	(1.5)	-	(36.5)	-	1.8	-	-	-
Borrowings	(23.6)	-	-	(99.5)	-	(23.6)	-	-	(82.9)
	27.6	2.1	-	(55.8)	-	26.8	2.1	0.3	22.1
Impact on profit + 10%	(4.6)	(0.5)	(0.5)	(1.6)	(0.4)	(2.4)	(0.2)	-	(2.0)
Impact on profit - 10%	5.7	0.6	-	3.1	0.6	3.0	0.2	-	2.5
Impact on equity + 10%	(4.0)	0.7	(3.2)	7.1	-	-	-	-	-
Impact on equity - 10%	4.9	(0.8)	0.2	(8.6)	-	-	-	-	-

	Consolidated					Company			
30 September 2008	USD $A million	EUR $A million	JPY $A million	NZD $A million	SGD $A million	USD $A million	EUR $A million	JPY $A million	NZD $A million
Cash	18.3	-	0.2	4.6	-	10.6	-	0.2	0.2
Receivables	63.1	5.1	-	32.4	-	63.1	5.1	-	6.5
Payables	-	-	-	(47.2)	-	-	-	-	
Borrowings	(34.7)	-	-	-	-	(34.7)	-	-	
	46.7	5.1	0.2	(10.2)	-	39.0	5.1	0.2	6.7
Impact on profit + 10%	(4.2)	(0.5)	-	(0.6)	-	(3.5)	(0.5)	-	(0.6)
Impact on profit - 10%	5.2	0.6	-	0.7	-	4.3	0.6	-	0.7
Impact on equity + 10%	23.2	3.1	3.3	1.5	0.9	-	-	-	-
Impact on equity - 10%	(28.3)	(3.0)	(4.0)	(3.0)	(1.2)	-	-	-	-

Forward foreign exchange contracts

The Group is exposed to foreign exchange contracts denominated in United States, New Zealand, Canadian and Singapore Dollars, Euros, Japanese Yen and Swiss Francs. When it is determined that a foreign exchange exposure exists, it is the Group's policy to 100% hedge against the exposure. The Group has entered into forward foreign exchange and foreign currency option contracts, which are timed to mature between 1 and 22 months when the related underlying transactions being hedged are expected to mature.

30. Financial instruments (cont'd)

The following table details the forward foreign currency contracts that are designated as held for trading and outstanding as at reporting date, MTM gain/(loss) is shown in Australian dollar and all amounts are shown in the foreign currency:

	2009				2008			
	Average Rate [1]	Less than 1 year million	1-2 years million	Total million	Average Rate [1]	Less than 1 year million	1-2 years million	Total million
Foreign exchange contracts for foreign currency against Australian dollar								
Buy US dollar	0.81	97.7	-	97.7	0.86	149.4	-	149.4
Sell US dollar	0.82	112.4	-	112.4	0.85	292.4	0.1	292.5
Buy Euro	0.58	1.7	-	1.7	0.58	0.2	-	0.2
Sell Euro	0.55	6.2	-	6.2	0.59	8.1	-	8.1
Buy New Zealand dollar	1.22	0.5	-	0.5	1.19	0.9	-	0.9
Sell New Zealand dollar	1.22	56.3	-	56.3	1.22	57.1	-	57.1
Buy Canadian dollar	0.91	3.8	-	3.8	0.93	13.2	-	13.2
Sell Canadian dollar	0.88	11.9	-	11.9	0.87	11.7	-	11.7
Buy Japanese yen	76.21	40.0	-	40.0	-	-	-	-
Sell Japanese yen	69.00	39.6	-	39.6	-	-	-	-
Foreign exchange contracts for Euro against Canadian dollar								
Buy Euro	1.62	1.8	-	1.8	1.54	6.3	-	6.3
Sell Euro	1.58	0.5	-	0.5	1.56	7.1	-	7.1
Foreign exchange contracts for Euro against New Zealand dollar								
Buy Euro	0.48	2.7	-	2.7	0.47	5.1		5.1
Sell Euro	0.48	0.3	-	0.3	0.46	0.3	-	0.3
Foreign exchange contracts for US dollar against Euro dollar								
Buy US dollar	1.38	12.1	-	12.1	-	-	-	-
Sell US dollar	1.39	24.5	-	24.5	-	-	-	-
Foreign exchange contracts for US dollar against Canadian dollar								
Buy US dollar	1.12	25.2	-	25.2	1.05	0.2	-	0.2
Sell US dollar	1.13	14.7	-	14.7	1.03	1.2	-	1.2
Foreign exchange contracts for US dollar against New Zealand dollar								
Buy US dollar	0.67	21.1	-	21.1	0.66	22.6	-	22.6
Sell US dollar	0.62	10.3	-	10.3	0.67	9.6	-	9.6
Foreign exchange contracts for US dollar against Japanese yen								
Buy US dollar	98.10	0.3	-	0.3	-	-	-	-
Sell US dollar	96.86	0.3	-	0.3	-	-	-	-

30. Financial instruments (cont'd)

The following table details the forward foreign currency contracts that are designated as hedging instruments and outstanding as at reporting date, all amounts are shown in the foreign currency:

	2009				2008			
	Average Rate [1]	Less than 1 year million	1-2 years million	Total million	Average Rate [1]	Less than 1 year million	1-2 years million	Total million
Foreign exchange contracts for foreign currency against Australian dollar								
Buy US dollar	0.75	43.6	11.9	55.5	0.84	33.6	4.3	37.9
Sell US dollar	0.71	164.4	34.3	198.7	0.83	217.3	22.8	240.1
Buy Euro	0.53	35.2	13.3	48.5	0.57	17.7	14.6	32.3
Sell Euro	0.54	43.9	18.7	62.6	0.57	24.2	24.9	49.1
Buy Japanese yen	74.1	1,838.0	-	1,838.0	88.4.	865.0	240.0	1,105.0
Sell Japanese yen	80.0	3,446.0	130.0	3,576.0	89.7	2,714.0	1,435.0	4,149.0
Buy Singapore dollars	1.20	4.4	-	4.4	1.19	1.0	0.5	1.5
Sell Singapore dollars	1.14	11.5	8.0	19.5	1.20	8.8	4.6	13.4
Buy Swiss Franc	0.86	0.9	0.3	1.2	0.93	0.5	-	0.5
Sell Swiss Franc	0.87	-	0.2	0.2	0.91	0.1	-	0.1

(1) Average rates for the individual period do not materially differ from the overall average rates disclosed.

Specific commitments

Unrecognised foreign exchange gains and losses are deferred in relation to forward exchange contracts that are hedging specific commitments, a net gain of $7.9 million (2008: $25.3 million loss) has been deferred as at 23 September. This loss is offset by an unrecognised foreign currency gain on the underlying transactions being hedged. In the current period, these unrealised losses have been deferred in the hedging reserve to the extent the hedge is effective.

Other derivatives

A net loss of $4.9 million (2008: $0.9 million) has been brought to account as at 23 September 2009 in the income statement in relation to forward foreign exchange contracts that are hedging general commitments.

(h) Interest rate risk management

The Group's exposure to market risk for changes in interest rates relates primarily to the consolidated entity's long term debt obligations. It is the Group's current policy to protect part of the long term loans from exposure to rising interest rates by hedging a minimum of 50% of long term debt. Accordingly, the Group has entered into interest rate swap contracts under which it is obliged to receive interest at variable rates and to pay interest at fixed rates.

The Company and the Group's exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note.

Interest rate sensitivity

The sensitivity analysis below has been determined based on the exposure to interest rates for both derivative and non-derivative instruments at the reporting date and the stipulated change taking place at the beginning of the financial period and held constant throughout the reporting period. A 50 basis point increase or decrease represents management's assessment of the possible change in interest rates. This assumes that the change in interest rates is effective from the beginning of the financial period end the fixed/floating mix and balances is constant over the period. However, interest rates and the debt profile of the Group are unlikely to remain constant in the coming financial period and therefore such sensitivity analysis should be used with care.

At reporting date, if interest rates had been 50 basis points higher or lower across the yield curve and all other variables were held constant, the Group's net profit would increase/decrease by $2.4 million (2008: increase/decrease by $1.0 million). This is mainly attributable to the Group's exposure to interest rates on its variable rate borrowings and cash deposits.

At reporting date, if interest rates had been 50 basis points higher or lower and all other variables were held constant, the Company's net profit would increase/decrease by $2.3 million (2008: increase/decrease by $0.9 million). This is mainly attributable to the Group's exposure to interest rates on its variable rate borrowings and cash deposits.

30. Financial instruments (cont'd)

Interest rate swap and option contracts

Under interest rate swap and option (swaption) contracts, the Group agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the cash flow exposures on issued variable debt held. The fair value of interest rate swaps and swaptions at the reporting date is determined by discounting the future cash flows using the curves at reporting date and the credit risk inherent in the contract, and are disclosed below.

The following tables detail the notional principal amounts and remaining terms of interest rate swap and swaption contracts outstanding as at reporting date:

	Notional principal amount		Fair value	
Outstanding floating for fixed contracts	**2009 $ million**	**2008 $ million**	**2009 $ million**	**2008 $ million**
Consolidated				
Less than 1 year	25.0	46.0	(0.3)	0.3
1 – 2 years	79.0	25.0	(4.5)	0.1
2 – 3 years	46.0	79.0	(0.4)	(2.5)
3 – 4 years	25.0	46.0	-	-
4 – 5 years	-	25.0	-	0.1
	175.0	221.0	(5.2)	(2.0)
Company				
Less than 1 year	25.0	-	(0.3)	-
1 – 2 years	79.0	-	(4.5)	-
2 – 3 years	46.0	79.0	(0.4)	(2.5)
3 – 4 years	25.0	46.0	-	-
4 – 5 years	-	25.0	-	0.1
	175.0	150.0	(5.2)	(2.4)

The contracted fixed rates on interest rate swaps range from 4.105% to 8.01% (2008: 5.12% - 8.01%). The total notional principal amount of swaps currently in place covers approximately 65% of long term debt.
The interest rate swaps settle on a quarterly basis. The floating rate on the interest rate swaps and options is the Australian BBSW. The Group will settle the difference between the fixed and floating interest rate on a net basis.

All interest rate swap contracts exchanging floating rate interest amounts for fixed rate interest amounts are designated as cash flow hedges in order to reduce the Group's cash flow exposure resulting from variable interest rates on borrowings. The interest rate swaps and options, and the interest payments on the loan occur simultaneously and the amount deferred in equity is recognised in profit or loss at loan maturity.

(i) Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. During the financial period. Credit exposure was controlled by customer credit limits and managed by the Executive Management Risk Committee, overseen by the Board and Corporate Risk Compliance Committee.
Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable and, where appropriate, letters of credit, liens and other security is obtained and credit guarantee insurance cover is purchased.
The Group controls credit risk on derivative financial instruments by setting limits related to the credit worthiness of customers and counterparties.
The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company's and the Group's maximum exposure to credit risk without taking account of the value of any collateral obtained. The concentration of credit risk is in Australia.
Credit risk further arises in relation to financial guarantees given to certain parties. Such guarantees are only provided in exceptional circumstances and are subject to specific Board approval.
For further information on credit risk, refer to note 7.

30. Financial instruments (cont'd)

(j) Liquidity risk management

Maturity profile of financial instruments

The Group's liquidity risk refers to the ability to settle or meet its obligations as they fall due and is managed as part of the risk strategy.

The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. During the financial period, the Management Risk Committee received liquidity reports from the treasury function on a weekly basis and the treasury function reviewed liquidity reports daily.

Liquidity and interest risk tables

The following tables detail the Company's and the Group's remaining contractual maturity for its financial liabilities (derivative and non-derivative) and derivative financial assets. The tables have been drawn up based on the undiscounted cash flows of financial assets and liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. The adjustment column represents the possible future cash flows attributable to the instrument included in the maturity analysis which are not included in the carrying amount of the financial asset or liability on the balance sheet.

Consolidated

Period ended 23 September 2009	Less than 1 year $ million	1-2 years $ million	2-3 years $ million	3-4 years $ million	4+ years $ million	Adjust-ment $ million	Total $ million
Financial Liabilities- Non Derivatives							
Non-interest bearing	(107.8)	-	-	-	-	-	(107.8)
Finance lease liability	(0.3)	(0.7)				0.1	(0.9)
Borrowings	(608.9)	-	-	-	-	3.4	(605.5)
	(717.0)	(0.7)	-	-	-	3.5	(714.2)
Financial Assets-Derivatives							
Interest rate swaps	-	-	0.3	-	-	-	0.3
Foreign exchange contracts	575.2	92.5	-	-	-	(617.1)	50.6
Commodity contracts	53.9	6.4	-	-	-	-	60.3
Options	0.2	-	-	-	-	-	0.2
Futures	6.3	-	-	-	-	-	6.3
	635.6	98.9	0.3	-	-	(617.1)	117.7
Financial Liabilities-Derivatives							
Interest rate swaps	(0.4)	(4.8)	(0.3)	-	-	-	(5.5)
Foreign exchange contracts	(542.6)	(84.2)	-	-	-	599.1	(27.7)
Commodity contracts	(39.6)	(2.5)	-	-	-	-	(42.1)
Options	(0.4)	-	-	-	-	-	(0.4)
Futures	(0.2)	(0.1)	-	-	-	-	(0.3)
	(583.2)	(91.6)	(0.3)	-	-	599.1	(76.0)

30. Financial instruments (cont'd)

Period ended 30 September 2008	Less than 1 year $ million	1-2 years $ million	2-3 years $ million	3-4 years $ million	4+ years $ million	Adjust-ment $ million	Total $ million
Financial Liabilities- Non Derivatives							
Non-interest bearing	(142.5)	-	-	-	-	-	(142.5)
Finance lease liability	(0.2)	(0.5)	(0.4)	-	-	0.1	(1.0)
Borrowings	(35.9)	(30.0)	(414.5)	-	-	87.5	(392.9)
	(178.6)	(30.5)	(414.9)	-	-	87.6	(536.4)
Financial Assets-Derivatives							
Interest rate swaps	0.3	0.1	0.1	-	0.1	-	0.6
Foreign exchange contracts	702.3	58.3	-	-	-	(746.3)	14.3
Commodity contracts	104.3	2.5	-	-	-	-	106.8
Options	-	-	-	-	-	-	-
Futures	12.6	-	-	-	-	-	12.6
	819.5	60.9	0.1	-	0.1	(746.3)	134.3
Financial Liabilities-Derivatives							
Interest rate swaps	-	-	(2.6)	-	-	-	(2.6)
Foreign exchange contracts	(722.4)	(58.3)	-	-	-	746.3	(34.4)
Commodity contracts	(64.5)	(0.3)	-	-	-	-	(64.8)
Options	(0.1)	-	-	-	-	-	(0.1)
Futures	(1.7)	(2.3)	-	-	-	-	(4.0)
	(788.7)	(60.9)	(2.6)	-	-	746.3	(105.9)

Company

Period ended 23 September 2009	Less than 1 year $ million	1-2 years $ million	2-3 years $ million	3-4 years $ million	4+ years $ million	Adjust-ment $ million	Total $ million
Financial Liabilities- Non Derivatives							
Non-interest bearing	(65.6)	-	-	-	-	-	(65.6)
Finance lease liability	-	-	-	-	-	-	-
Borrowings	(592.8)	-	-	-	-	3.4	(589.4)
	(658.4)	-	-	-	-	3.4	(655.0)
Financial Assets-Derivatives							
Interest rate swaps	-	-	0.3	-	-	-	0.3
Foreign exchange contracts	264.1	-	-	-	-	(256.1)	8.0
Commodity contracts	106.3	4.4	-	-	-	-	110.7
Options	0.2	-	-	-	-	-	0.2
Futures	6.3	-	-	-	-	-	6.3
	376.9	4.4	0.3	-	-	(256.1)	125.5
Financial Liabilities-Derivatives							
Interest rate swaps	(0.4)	(4.8)	(0.3)	-	-	-	(5.5)
Foreign exchange contracts	(262.8)	-	-	-	-	256.1	(6.7)
Commodity contracts	(34.3)	-	-	-	-	-	(34.3)
Options	(0.4)	-	-	-	-	-	(0.4)
Futures	(0.2)	(0.1)	-	-	-	-	(0.3)
	(298.1)	(4.9)	(0.3)	-	-	256.1	(47.2)

30. Financial instruments (cont'd)

Period ended 30 September 2008	Less than 1 year $ million	1-2 years $ million	2-3 years $ million	3-4 years $ million	5+ years $ million	Adjust-ment $ million	Total $ million
Financial Liabilities- Non Derivatives							
Non-interest bearing	(80.1)	-	-	-	-	-	(80.1)
Finance lease liability	-	-	-	-	-	-	-
Borrowings	(30.0)	(30.0)	(414.5)	-	-	87.5	(387.0)
	(110.1)	(30.0)	(414.5)	-	-	87.5	(467.1)
Financial Assets-Derivatives							
Interest rate swaps	-	0.1	0.1	-	-	-	0.2
Foreign exchange contracts	433.0	0.2	-	-	-	(419.1)	14.1
Commodity contracts	112.4	0.6	-	-	-	-	113.0
Options	-	-	-	-	-	-	-
Futures	12.6	-	-	-	-	-	12.6
	558.0	0.9	0.1	-	-	(419.1)	139.9
Financial Liabilities-Derivatives							
Interest rate swaps	-	-	(2.6)	-	-	-	(2.6)
Foreign exchange contracts	(439.4)	(0.2)	-	-	-	419.1	(20.5)
Commodity contracts	(55.4)	(0.1)	-	-	-	-	(55.5)
Options	(0.1)	-	-	-	-	-	(0.1)
Futures	(1.7)	(2.3)	-	-	-	-	(4.0)
	(496.6)	(2.6)	(2.6)	-	-	419.1	(82.7)

(k) Fair value of financial instruments

The following assumptions and methods were used to estimate fair value:

Commodity contracts: the fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices. Where such prices are not available the Group uses a variety of methods and makes assumptions that are based on quoted market prices for similar commodities and market conditions existing at each balance date.

Foreign exchange contracts, options and futures: The fair value is calculated using quoted prices. Where such prices are not available fair value is determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

Interest rate swaps: The present value of expected cash flows has been used to determine fair value using yield curves derived from market parameters that accurately reflect their term structure.

Cash, receivables, payables and short term borrowings: The carrying amounts of these financial instruments approximate fair value because of their short maturity.

Transaction costs are included in the determination of net fair value.

31. Notes to the cash flow statement

(a) Businesses acquired

During the financial period, the Group acquired two businesses. The net cash outflow on acquisition was $42.9 million. Refer to note 29 for further details of these acquisitions.

(b) Financing facilities

	Consolidated		Company	
	2009 $ million	**2008 $ million**	**2009 $ million**	**2008 $ million**
Unsecured multi-currency bank facilities with maturity dates 31 July 2010 ($400 million facility) and 31 July 2012 ($800 million facility), which may be extended by mutual agreement:				
amount used	569.8	385.0	569.8	385.0
amount unused	630.2	815.0	630.2	815.0
	1,200.0	1,200.0	1,200.0	1,200.0

(c) Non cash financing and investing activities

$9.2 million of dividends were paid via the issue of 1.3 million shares under ABB's dividend reinvestment plans for the 2008 final and 2009 interim dividends.

31. Notes to the cash flow statement (cont'd)

(d) Reconciliation of profit for the period to net cash flows from operating activities

	Consolidated		Company	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Profit attributable to the members ABB Grain Ltd	(25.0)	48.8	141.4	1.4
(Gain)/loss on revaluation of fair value through profit or loss financial assets	24.9	(138.1)	6.1	(140.5)
(Gain)/loss on sale or disposal of non-current assets		-		
Share of associates' profit	6.3	2.2	4.5	(0.5)
Depreciation and amortisation	36.8	31.6	6.9	2.4
Equity-settled share-based payment	3.4	2.5	3.4	2.5
Change in fair value of inventories held for trading	(38.6)	133.1	(34.7)	127.5
Capitalised interest	(12.6)	(9.0)	(11.7)	(0.8)
Net (impairment)/reversal of impairment of non-current assets	15.0	-	17.5	-
Increase/(decrease) in current tax liability	(9.9)	(1.7)	(8.0)	(2.9)
(Increase)/decrease in current tax asset	(21.5)	-	(18.5)	-
Increase/(decrease) in deferred tax balances	(16.7)	(6.7)	(21.4)	7.1
Changes in net assets and liabilities, net of effects from acquisition and disposal of businesses:				
(Increase)/decrease in assets:				
Current receivables	48.4	(51.2)	(212.9)	(95.5)
Other financial assets	(8.3)	436.5	(13.9)	426.4
Current Inventories	76.2	(119.7)	101.8	(49.0)
Other current assets		-	-	-
Non-current trade receivable	(5.5)	2.6	(8.3)	-
Increase/(decrease) in liabilities:				
Current payables	(28.7)	43.6	(14.5)	28.7
Current provisions	6.8	2.3	2.0	2.8
Other current liabilities	(0.2)	6.3	(2.4)	6.5
Other financial liabilities	(29.9)	(378.9)	(35.5)	(399.3)
Non-current provisions	0.2	0.1	0.2	0.1
Net cash from operating activities	21.1	4.3	(98.0)	(83.1)

32. Share-based payments

The consolidated entity had two ownership-based remuneration plans, the ABB Grain Ltd Long Term Incentive Plan ("'LTIP") and the Executive Share Option Plan ("ESOP").

As a result of the Scheme of Arrangement, the LTIP and ESOP remuneration plans were cancelled on 23rd September 2009. Refer to note 19 for further information on the Scheme of Arrangement.

<u>Long Term Incentive Plan</u>

The Long Term Incentive Plan was available to the Managing Director and up to 10 executives. ABB's long term incentives balance executive retention and corporate performance by providing key executives with a long term financial incentive to ensure ABB has a healthy and growing share price and delivers sustained growth in value for shareholders. The LTIP is independent of other business unit or group incentive plans.

Entitlement to payment under the LTIP was subject to achievement of performance hurdles. At the end of the 3 year performance period, an amount under the LTIP may be payable to participants depending on the performance of the Company as measured against the specified measures. No LTIP amount vests until assessment is made at the end of the 3 year performance period. Participants must sacrifice any bonuses they are eligible to receive under the LTIP for ABB ordinary shares under the Deferred Employee Share Plan.

Fair value of the share rights, granted in the five tranches, was determined by an external valuer, Leadenhall VRG Pty Ltd, using the Carrett and Wong methodology for the shareholder return hurdles.

For tranches granted prior to 30 September 2008 (tranches 1, 2 and 3), the LTIP entitled eligible executives to a bonus following satisfaction of 3 key performance measures over a 3 year period (the "'performance period"'). This comprised:

- Total Shareholder Return ("TSR");
- Return on Equity ("ROE");
- Relative TSR as measured against a peer group of industry companies

An independent review of the structure of the LTIP resulted in changes to performance measures for entitled eligible executives (tranches 4 and 5). Performance is assessed on achievement between certain threshold levels and rewarded on a linear progression basis. The performance measures comprise:

- TSR relative growth over performance period;
- Growth in share price (compounded) over performance period

Previously, ABB Grain Ltd specified a maximum bonus at risk as a fixed percentage of total fixed remuneration (TFR). Under the revised LTIP structure, while the target performance conditions result in a 30% participation level, similar to most participants under the previous structure, a recipient can receive up to 100% of TFR as a bonus if the stretch targets are met.

32. Share-based payments (cont'd)

The key assumptions used in the fair value calculation of LTIP share rights granted for the most recent tranches are as follows:

The risk free rate of 4.22% and 3.58% (tranches 2008/10 and 2009/11), based on the 3 year Government Bond rate, is used in the valuation model to simulate ABB's future share price and to discount future share prices. Management believes that the risk free rate is appropriate as it approximates the term of the LTIP bonus rights.

Volatility of 30% has been estimated using returns over the three-year period leading up to grant date of the rights. The share price at close of trade on the day prior to grant date was $6.92 and $8.77 (tranches 2008/10 and 2009/11). An annualised continuously-compounded dividend yield of 2.37% was used to estimate the dividend yield.

Employee departures have been included in the calculation of the fair value of the rights. In the event that an executive ceases employment before the end of the performance period, the entitlement to rights may be forfeited. Management believes that an average turnover rate of 20% per annum is appropriate for valuation of the LTIP bonus rights.

Weightings and Performance Levels LTI Plan 2008/2010 and 2009/2011 tranches

Measure	Weighting	% of TFR	Performance period	Performance level		
				Threshold (0% of weighted TFR)	Target (30% of weighted TFR)	Stretch (100% of weighted TFR)
TSR relative growth over performance period	50%	15%	3 years	50%ile of ASX/S&P 200	62.5%ile of ASX/S&P 200	75%ile of ASX/S&P 200
Growth in share price (compounded) over performance period	50%	15%	3 years	5% per annum	7.5% per annum	12% per annum
Total	100%	30%				

LTIP Tranches Granted

The date of granting the performance rights ("Grant date") for each annual tranche is the date at which the Board and participating executives have a shared understanding of the terms and conditions of the arrangement. Amounts earned under the LTIP must be received in shares under the Deferred Employee Share Plan. The acquisition price is based on the volume weighted closing share price for 60 trading days after 30 September of the first year of the performance period of each annual tranche. The maximum potential bonus rights an eligible participating executives can receive are a function of the acquisition price and total fixed remuneration (TFR). At 23 September 2009, five tranches had been approved by the Board and are summarised as follows:

LTIP tranche	Grant date	Performance period	Acquisition price/share $	Company Fair Value /share $	Total fair value $
Tranche 1	1 October 2004	1 October 2004 to 30 September 2007	6.91	3.81	210,365
Tranche 2	1 October 2005	1 October 2005 to 30 September 2008	6.98	4.32	333,096
Tranche 3	1 October 2006	1 October 2006 to 30 September 2009	6.48	4.49	289,176
Tranche 4	24 October 2008	1 October 2007 to 30 September 2010	7.70	3.47	899,241
Tranche 5	8 December 2008	1 October 2008 to 30 September 2011	7.22	1.40	553,344

32. Share-based payments (cont'd)

An expense of $1,526,055 has been recognised for the 2009 financial period (2008: $230,408). This amount represents:

- one third of the performance period fair value expense for each applicable tranche, adjusted for LTIP participants who have not met tenure requirements and the difference between estimated and actual rights granted to participants of $707,539; and
- the accelerated expense of $818,516 recognised upon cancellation of the LTIP rights. ABB Grain Ltd has immediately recognised the amount that would otherwise have been recognised for services received over the remainder of the vesting period.

Set out below is a summary of the maximum share rights granted under the LTIP. The maximum share rights calculated under the LTIP is higher than the expected vesting volume as the maximum share rights volume excludes adjustments for not meeting performance hurdles and tenure requirements.

	Company			
Share rights movement	**2009**	**2008**	**2007**	**2006**
	No.	**No.**	**No.**	**No.**
Opening balance at beginning of the financial period	204,034	262,217	228,746	100,599
Share rights granted during the financial period	654,768	-	120,951	128,147
Share rights vested during the financial period	(41,352)	(14,490)	-	-
Share rights forfeited during the financial period	(81,799)	(43,693)	(87,480)	-
Cancellation of share rights during the financial period	(735,651)	-	-	-
Closing balance at the end of the financial period	-	204,034	262,217	228,746

32. Share-based payments (cont'd)

The maximum number of share rights granted under the LTIP are set out below:

		Tranche 5	Tranche 4	Tranche 3	Tranche 2	Tranche 1	Total
Name	Share Rights	No.	No.	No.	No.	No.	No.
Executive Director							
M A Iwaniw	Granted	-	-	40,068	37,466	26,376	103,910
	Vested	-	-	-	18,189	6,501	24,690
	Forfeited/ Cancelled	-	-	(40,068)	(55,655)	(32,877)	(128,600)
Key Executives							
K R David	Granted	58,221	-	-	-	-	58,221
	Vested	-	-	-	-	-	-
	Forfeited/ Cancelled	(58,221)	-	-	-	-	(58,221)
P E Jones	Granted	54,587	-	15,166	-	-	69,753
	Vested	-	-	-	-	-	-
	Forfeited/ Cancelled	(54,587)	-	(15,166)	-	-	(69,753)
T J O'Connor	Granted	41,262	36,523	13,175	11,782	10,834	113,576
	Vested	-	-	-	5,364	2,704	8,068
	Forfeited/ Cancelled	(41,262)	(36,523)	(13,175)	(17,146)	(13,538)	(121,644)
S D Read	Granted	45,410	40,675	13,511	-	-	99,596
	Vested	-	-	-	-	-	-
	Forfeited/ Cancelled	(45,410)	(40,675)	(13,511)	-	-	(99,596)
A S Roff	Granted	43,667	38,314	11,446	9,811	9,265	112,503
	Vested	-	-	-	5,038	2,385	7,423
	Forfeited/ Cancelled	(43,667)	(38,314)	(11,446)	(14,849)	(11,650)	(119,926)
G J Spiel	Granted	53,853	47,338	13,581	11,284	-	126,056
	Vested	-	-	-	6,234	-	6,234
	Forfeited/ Cancelled	(53,853)	(47,338)	(13,581)	(17,518)	-	(132,290)
J P Warda	Granted	56,035	43,318	14,004	12,666	11,782	137,805
	Vested	-	-	-	6,547	2,900	9,447
	Forfeited/ Cancelled	(56,035)	(43,318)	(14,004)	(19,213)	(14,682)	(147,252)
B Wojewidka	Granted	42,212	-	-	-	-	42,212
	Vested	-	-	-	-	-	-
	Forfeited/ Cancelled	(42,212)	-	-	-	-	(42,212)
Fair value of rights granted		$1.40	$3.47	$4.49	$4.32	$3.81	

32. Share-based payments (cont'd)

Share rights vested

Vesting of tranche 2 was based on three performances measures, return on equity, relative total shareholder return (TSR) measured against ASX/S&P 200 Index (excluding mining) and relative TSR measured against a peer group.

The tranche was tested against the three performance conditions, over a 3 year period with the following results:

Hurdle	Outcome	
105% - 13.5% average ROE	6.43% average ROE	Hurdle not achieved
62% percentile TSR (ASX 200 companies excluding mining)	75th percentile	Hurdle achieved
Peer companies TSR (average AWB Ltd and Graincorp Ltd)	Exceeded average TSR	Hurdle achieved

Share rights cancelled

As a result of the Scheme of Arrangement, outstanding rights under LTIP tranches three, four and five were cancelled as of 23 September 2009. Participating eligible executives will be provided with consideration for cancellation of the LTIP rights as follows:

LTIP tranche	Value per right at cancellation	Consideration paid per right	First Payment Date (50%)	Second Payment Date (50%)
Tranche 3	$4.68	$4.50	30 September 2009	1 July 2010
Tranche 4	$5.75	$4.28	30 September 2009	1 July 2010
Tranche 5	$4.76	$3.33	30 September 2009	1 July 2010

The second payment date is subject to the participating eligible executives remaining employed by ABB Grain Ltd to the relevant date. Should employment cease prior to the second payment date, participating executives will be entitled to receive immediate payment of any outstanding amount.

On cancellation, ABB Grain Ltd has immediately recognised the amount that would otherwise have been recognised for services received over the remainder of the vesting period.

Payments to eligible executives have been accounted for as the repurchase of an equity interest except to the extent that the payment exceeds the fair value of the equity instruments granted, measured at repurchase date. As the consideration paid was less than the fair value per right for each of the LTIP tranches cancelled, the variance between the fair value at cancellation date and fair value at grant date is adjusted against retained earnings, note 21.

32. Share-based payments (cont'd)

Executive Share Option Plan

Options over shares in ABB Grain Ltd are granted under the ABB Grain Ltd Executive Share Option Plan. The Executive Share Option Plan is available to ABB's senior executive team as part of an ongoing strategy of retention and motivation. Vesting of the options is subject to a performance requirement of 10% per annum compound growth in ABB Grain Ltd's share market price over a three year period. Once vested, the options remain exercisable for a period of two years.

The terms and conditions of the grant of options affecting remuneration in this reporting period are as follows:

Grant date	Date vested and exercisable	Expiry date	Exercise price	Value per option at grant date
30 April 2008	30 April 2011	30 April 2013	$11.55	$2.27
1 October 2008	1 October 2011	1 October 2013	$10.61	$0.97

The assessed fair value at grant date of options granted is allocated equally over the period from grant date to vesting date. Fair values at grant date are determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, expected dividend yield and the risk-free interest rate for the term of the option.

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share. The exercise price of the options is based on the value weighted average price at which the Company's shares are traded on the Australian Stock Exchange for the 60 market trading days up to and including grant date.

An expense of $1,324,667 has been recognised for the 2009 financial period (2008: $122,660). This amount represents:

- one third of the performance period fair value expense of prorated ($470,156); and
- the accelerated expense of $817,654 recognised upon cancellation of the ESOP options. ABB Grain Ltd has immediately recognised the amount that would otherwise have been recognised for services received over the remainder of the vesting period.
- the additional expense of $36,857 recognised upon cancellation being the amount of consideration paid per option that exceeds the fair value of the options remeasured at the repurchase date.

As a result of the Scheme of Arrangement, options under the ESOP were cancelled on 23 September 2009. Participating eligible executives were provided with consideration for cancellation of the ESOP options as follows:

Grant date	Value per option at cancellation	Consideration paid per option	Payment date
30 April 2008	$1.79	$1.80	23 September 2009
1 October 2008	$1.98	$2.04	23 September 2009

Fair values at cancellation date were determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, expected dividend yield and the risk-free interest rate for the term of the option.

Consideration paid on cancellation was determined by valuing the options using the Black-Scholes option pricing model based on the market value equal to the Viterra offer price of $9.15 per share and volatility measured over the previous four years.

Payments to eligible executives have been accounted for as the repurchase of an equity interest except to the extent that the payment exceeds the fair value of the equity instruments granted, measured at repurchase date. As the consideration paid exceeded the fair value of each option cancelled, the variance between the fair value at cancellation date and at grant date has been recognised as an additional expense.

32. Share-based payments (cont'd)

Set out below is a summary of the options granted under the ESOP.

Options movement	Company			
	2009 No.	Weighted average exercise price	2008 No.	Weighted average exercise price
Opening balance at beginning of the financial period	386,740	$11.55	-	-
Options granted during the financial period	550,000	$10.61	386,740	$11.55
Cancellation of options during the financial period	(936,740)	$11.00	-	-
Closing balance at the end of the financial period	-	-	386,740	$11.55

Details of options over ordinary shares in ABB Grain Ltd provided to key executives are set out below. When exercisable, each option was convertible into one ordinary share of ABB Grain Ltd.

	2009			2008		
	Options Granted	Options Vested	Options Cancelled	Options Granted	Options Vested	Options Cancelled
Name	No.	No.	No.	No.	No.	No.
Key Executives						
K R David	50,000	-	(88,674)	38,674	-	-
P E Jones	50,000	-	(88,674)	38,674	-	-
T J O'Connor	50,000	-	(88,674)	38,674	-	-
S D Read	50,000	-	(88,674)	38,674	-	-
A S Roff	50,000	-	(88,674)	38,674	-	-
G J Spiel	50,000	-	(88,674)	38,674	-	-
J P Warda	50,000	-	(88,674)	38,674	-	-
B Wojewidka	50,000	-	(88,674)	38,674	-	-

The assessed fair value of $0.97 (2008: $2.27) per option at grant date is allocated equally over the period from grant date to vesting date. Fair values at grant date are determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, expected dividend yield and the risk-free interest rate for the term of the option.

33. Key management personnel compensation

Details of key management personnel

The aggregate compensation of the key management personnel of the consolidated entity and the Company is set out below:

	Consolidated		Company	
	2009	2008	2009	2008
	$	$	$	$
Short-term employment benefits	4,904,018	3,967,730	4,904,018	3,967,730
Post-employment benefits	346,377	561,052	346,377	561,052
Termination benefits	3,045,486	2,983	3,045,486	2,983
Share-based payment	2,508,555	266,438	2,508,555	266,438
	10,804,436	4,798,203	10,804,436	4,798,203

Key management personal equity holdings

Fully paid ordinary shares of ABB Grain Ltd

2009	Opening Balance @ 1/10/08 No.	Granted as remuneration No.	Share Rights vested No.	Other change No.	Closing Balance @ 23/09/09 No.	Balance held nominally No.
Directors						
M A Iwaniw	68,682	-	18,169	(86,851)	-	-
P R Gunner	36,581	-	-	(36,581)	-	-
A R Barr	3,219	-	-	(3,219)	-	-
P W Daniel	64,558	-	-	(64,558)	-	-
T M Day	48,730	-	-	(48,730)	-	-
R M Johns	138,125	-	-	(138,125)	-	-
K G Osborn	11,349	-	-	(11,349)	-	-
T J Ryan	33,599	-	-	(33,599)	-	-
M F Venning	268,347	-	-	(268,347)	-	-
Key Executives						
K R David	262	-		(262)	-	-
P E Jones	20,156	5,604		(25,760)	-	-
T J O'Connor	43,747	-	5,364	(49,111)	-	-
S D Read	6,000	-	-	(6,000)	-	-
A S Roff	2,647	-	5,038	(7,685)	-	-
G J Spiel	1,984	-	6,234	(8,218)	-	-
J P Warda	6,389	1,302	6,547	(14,238)	-	-
B Wojewidka	-	-	-	-	-	-

33. Key management personnel compensation (cont'd)

Key management personal equity holdings
Fully paid ordinary shares of ABB Grain Ltd

Fully paid ordinary shares of ABB Grain Ltd

2008	Opening Balance @ 1/10/07 No.	Granted as remuneration No.	Share Rights vested No.	Other change No.	Closing Balance @ 30/09/08 No.	Balance held nominally No.
Directors						
M A Iwaniw	61,276	-	6,501	905	68,682	-
P R Gunner	36,581	-	-	-	36,581	-
A R Barr	3,174	-	-	45	3,219	-
P W Daniel	64,248	-	-	310	64,558	-
T M Day	48,730	-	-	-	48,730	-
R M Johns	130,532	-	-	7,593	138,125	-
K G Osborn	10,663	-	-	686	11,349	-
T J Ryan	30,192	-	-	3,407	33,599	-
M F Venning	264,654	-	-	3,693	268,347	-
Key Executives						
K R David	257	-	-	5	262	-
I N Farnsworth	2,012	-	-	(2,012)	-	-
P E Jones	21,218	5,784	-	(6,846)	20,156	-
T J O'Connor	71,043	-	2,704	(30,000)	43,747	-
S D Read	4,000	-	-	2,000	6,000	-
A S Roff	262	-	2,385	-	2,647	-
G J Spiel	1,956	-	-	28	1,984	-
J P Warda	2,811	-	2,900	678	6,389	-
B Wojewidka	-	-	-	-	-	-

33. Key management personnel compensation (cont'd)

Maximum Bonus Rights to ordinary shares of ABB Grain Ltd

ABB Grain Ltd previously disclosed expected share rights vesting volumes. The tables below now provide a summary of the maximum share rights that the Managing Director and key executives may receive on achievement of all hurdles.

2009	Opening Balance @ 1/10/08 No.	Granted as remuneration No.	Share rights vested No.	Rights forfeited No.	Rights cancelled No.	Closing Balance @ 23/09/09 No.
Director						
M A Iwaniw	77,627	-	(18,169)	(59,458)	-	-
Key Executives						
K R David	-	58,221	-	-	(58,221)	-
P E Jones	15,166	101,940	-	-	(117,106)	-
T J O'Connor	24,962	77,785	(5,364)	(6,423)	(90,960)	-
S D Read	13,511	86,085	-	-	(99,596)	-
A S Roff	21,188	81,981	(5,038)	(4,704)	(93,427)	-
G J Spiel	24,865	101,191	(6,234)	(5,050)	(114,772)	-
J P Warda	26,716	105,353	(6,547)	(6,165)	(119,357)	-
B Wojewidka	-	42,212	-	-	(42,212)	-

Maximum Bonus Rights to ordinary shares of ABB Grain Ltd

2008	Opening Balance @ 1/10/07 No.	Granted as remuneration No.	Share rights vested No.	Rights forfeited No.	Closing Balance @ 30/09/08 No.	Balance held nominally No.
Director						
M A Iwaniw	103,910	-	(6,501)	(19,782)	77,627	-
Key Executives						
K R David	-	-	-	-	-	-
P E Jones	15,166	-	-	-	15,166	-
T J O'Connor	35,791	-	(2,704)	(8,125)	24,962	
S D Read	13,511	-	-	-	13,511	-
A S Roff	30,522	-	(2,385)	(6,949)	21,188	-
G J Spiel	24,865	-	-	-	24,865	-
J P Warda	38,452	-	(2,900)	(8,836)	26,716	-
B Wojewidka	-	-	-	-	-	-

34. Related party transactions

(a) Equity interests in related parties

Equity interests in subsidiaries

Details of the percentage of ordinary shares held in subsidiaries are disclosed in note 28 to the financial statements.

Equity interests in associates and joint ventures

Details of interests in associates and joint ventures are disclosed in note 11 to the financial statements.

(b) Transactions with key management personnel and equity holdings

Details of key management personnel compensation are disclosed in note 33.

Details of key management personnel equity holdings are disclosed in note 33.

(c) Other transactions with key management personnel

The profit from operations does not include any item of revenue or expense that resulted from transactions with key executives or their related entities, other than remuneration as disclosed in note 33 to the financial statements, and the Directors Report.

Total assets and liabilities do not include any item in relation to key executives or their related entities.

As grain farmers, some of the Directors use the services of the consolidated entity, under normal terms and conditions. No Director has received or become entitled to receive, during or since the end of the financial period, a benefit because of a contract made by the consolidated entity or a related body corporate with a Director, a firm of which a Director is a member or an entity in which a Director has a substantial financial interest.

(d) Transactions with other related parties

Related parties include:

- the parent entity (ABB Grain Ltd)
- associates
- joint ventures in which the entity is a venturer
- subsidiaries
- grain commodity pools
- other related parties.

Transactions between ABB Grain Ltd and its related parties

During the financial period, the following transactions occurred between the Company and its related parties:

- sale of malt barley from ABB Grain Ltd to Joe White Maltings Pty Ltd
- provision of grain storage and handling services by Ausbulk Ltd to ABB Grain Ltd
- provision of container and packing services by Professional Grain Services Pty Ltd to ABB Grain Ltd
- sale of grain from ABB Grain Ltd to ABB Grain (NZ) Ltd
- sale and purchases between ABB Grain Ltd and New World Grain Ltd
- interest received from Australian Bulk Alliance Pty Ltd and New World Grain Ltd by ABB Grain Ltd for non-current and current loans receivable, respectively
- Dividends received from Ausbulk Ltd and Joe White Maltings Pty Ltd.

	Consolidated		Company	
	2009 $	2008 $	2009 $	2008 $
Related party revenue				
Revenue from the sale of goods				
Controlled entities	-	-	156,202,000	208,269,000
			156,202,000	208,269,000
Revenue from the rendering of services				
Controlled entities	-		103,003,000	51,718,000
Other related parties	2,229,000	2,993,000	2,229,000	2,993,000
	2,229,000	2,993,000	105,232,000	54,711,000
Interest revenue:				
Associates and jointly controlled entities	1,700,000	1,333,000	1,300,000	1,211,000
Other related parties (Pools)	-	3,485,000	-	3,485,000
	1,700,000	4,818,000	1,300,000	4,696,000
Dividend revenue - Controlled entities	-		203,000,000	-
	3,929,000	7,811,000	465,734,000	267,676,000

34. Related party transactions (cont'd)

	Consolidated		Company	
	2009	2008	2009	2008
	$	$	$	$
Trade and other receivables				
Current				
Controlled entities	-	-	125,645,000	203,900,000
Associates and jointly controlled entities	17,740,000	22,387,000	17,740,000	21,927,000
Other related parties (Pools)	-	29,300,000	-	29,300,000
	17,740,000	51,687,000	143,385,000	255,127,000
Non-current				
Associates and jointly controlled entities	15,980,000	11,423,000	7,444,000	-
	15,980,000	11,423,000	7,444,000	-
	33,720,000	63,110,000	150,829,000	255,127,000
Trade and other payables				
Current				
Controlled entities	-	-	4,098,000	-
Other related parties (Pools)	15,146,000	1,350,000	15,146,000	1,350,000
	15,146,000	1,350,000	19,244,000	1,350,000

Transactions and balances between the Company and its subsidiaries were eliminated in the preparation of consolidated financial statements of the Group.

(e) Terms and conditions

Transactions between the Company and its related parties in the consolidated entity during the periods ended 23 September 2009 and the year ended 30 September 2008 occurred within a normal customer relationship on terms and conditions no more favorable than those available on similar transactions to other customers, with the exception of no fixed term for repayment of intercompany loans within the consolidated entity. Outstanding balances are unsecured and repayable in cash.

35. Remuneration of auditors

	Consolidated		Company	
	2009	2008	2009	2008
	$	$	$	$
Auditor of the parent entity				
Audit or review of the financial report	631,420	408,853	631,420	408,853
Other assurance services	20,302	19,710	20,302	19,710
	651,722	428,563	651,722	428,563
Related practice of the parent entity auditor				
Audit or review of the financial report	173,687	81,434	-	-
	173,867	81,434	-	-
Other services				
Other services	54,377	92,588	30,377	92,588
	54,377	92,588	30,377	92,588

The auditor of ABB Grain Ltd is PricewaterhouseCoopers.

36. Events occurring after the reporting period

The following changes occurred to key management personnel after reporting date and prior to the date when the financial report was issued as a result of the implementation of the Scheme of Arrangement per the Director's Report.

- Mr S D Read, Mr G J Spiel and Mr B Wojewidka ceased employment on 28 September 2009.
- Changes in Board composition are recorded in the director's report.

ABB

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999

Auditor's Report in Respect of Compatibility with Canadian GAAS

To the Members of ABB Grain Limited

In accordance with the requirement contained in National Instrument 52-107 we report below on the compatibility of Canadian Generally Accepted Auditing Standards ("Canadian GAAS") and International Standards on Auditing.

We conducted our audit of the special purpose financial report of ABB Grain Limited for the period 1 October 2008 to 23 September 2009 which sets out a reconciliation of the differences between Australian generally accepted accounting principles and Canadian generally accepted accounting principles in accordance with Australian Standards on Auditing and International Standards on Auditing. There are no material differences in the form or content of our report as compared to an auditor's audit report prepared in accordance with Canadian GAAS and if this report was prepared in accordance with Canadian GAAS it would not contain a reservation.

PricewaterhouseCoopers

DR Clark
Partner

Adelaide
4 December 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999

Independent auditor's report on special purpose financial report

To the board of directors of ABB Grain Limited

We have audited the accompanying special purpose financial report of ABB Grain Limited which sets out a reconciliation of the differences between Australian generally accepted accounting principles and Canadian generally accepted accounting principles ("the reconciliation of differences") in relation to the financial report of ABB Grain Limited in respect of the period 1 October 2008 to 23 September 2009. (the "Company's financial information").

Management's responsibility for the special purpose financial report

Management is responsible for the preparation and presentation of the special purpose financial report (including the reconciliation of differences and other explanatory information) on the basis described within the special purpose financial report. This responsibility includes establishing and maintaining internal control relevant to the preparation and presentation of the special purpose financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the reconciliation of differences based on our audit. We conducted our audit in accordance with Australian and International Auditing Standards. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the reconciliation of differences is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the
Company's financial information. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the reconciliation of differences, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and presentation of the reconciliation of differences in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates, if any, made by management, as well as evaluating the overall presentation of the reconciliation of differences.

PRICEWATERHOUSECOOPERS

Independent auditor's report on special purpose financial report (cont'd)

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying reconciliation of differences in relation to the Company's financial information for the period 1 October 2008 to 23 September 2009 taken as a whole is presented fairly in all material respects.

PricewaterhouseCoopers

PricewaterhouseCoopers

DR Clark

DR Clark
Partner

Adelaide
4 December 2009

Reconciliation to Canadian Generally Accepted Accounting Principles

ABB Grain Ltd's consolidated financial statements have been prepared in accordance with Australian equivalents to International Financial Reporting Standards ("A-IFRS") which varies in some respects to Canadian Generally Accepted Accounting Principles ("C-GAAP"). The following information represents a reconciliation of the A-IFRS reported amounts for ABB Grain Ltd to C-GAAP for the period ended 23 September 2009.

Consolidated Income Statement for the period ended 23 September 2009

	A$ million
Net profit (loss) after tax for the period, as reported	(25.0)
Adjustments for Canadian generally accepted accounting principles:	
Employee benefits expense (a)	(0.1)
Impairment reversal (b)	(2.5)
Deferred income tax (credit) (b)	0.8
Current income tax (credit) expense (d)	13.7
Deferred income tax (credit) recovery (d)	(13.7)
	(1.8)
Net Profit (loss) after tax for the period, as adjusted	(26.8)
Basic earnings (loss) per share (cents per share)	(15.5)
Diluted earnings (loss) per share (cents per share)	(15.5)

Consolidated Balance Sheet as at 23 September 2009

A$ million	A-IFRS As reported	Employee benefits (a)	Impairment reversal (b)	Joint venture accounting (c)	Presentation (d)	C-GAAP Adjusted
Cash	24.4	-	-	9.5	-	33.9
Accounts receivable	250.5	-	-	(15.9)	96.6	331.2
Inventories	285.2	-	-	4.7	-	289.9
Prepaid expenses and deposits	-	-	-	0.8	21.1	21.9
Other financial assets	117.7	-	-	-	(117.7)	-
Current tax assets	21.3	-	-	-	-	21.3
Assets held for sale	1.9	-	-	-	-	1.9
Future income taxes	-	0.3	-	6.1	42.3	48.7
Current assets	701.0	0.3	-	5.2	42.3	748.8
Property, plant and equipment	695.6	-	(2.5)	17.7	-	710.8
Accounts receivable	16.0	-	-	-	(16.0)	-
Other financial assets	0.4	-	-	-	(0.4)	-
Other long term assets	-	-	-	(11.6)	16.4	4.8
Goodwill	-	-	-	1.2	361.6	362.8
Intangibles	403.7	-	-	-	(361.6)	42.1
Future income tax benefits	-	(0.3)	0.8	2.1	5.0	7.6
Non-current assets	1,115.7	(0.3)	(1.7)	9.4	5.0	1,128.1
Total assets	1,816.7	-	(1.7)	14.6	47.3	1,876.9

Borrowings	605.7	-	-	0.1	-	605.8
Accounts payable and accrued liabilities	107.8	(0.2)	-	1.8	103.5	212.9
Other financial liabilities	76.0	-	-	-	(76.0)	-
Provisions	20.4	-	-	-	(20.4)	-
Other current liabilities	7.1	-	-	-	(7.1)	-
Current deferred tax liability	-	-	-	-	32.7	32.7
Total current liabilities	817.0	(0.2)	-	1.9	32.7	851.4
Borrowings	0.7	-	-	13.1	-	13.8
Other long term liabilities	1.3	(1.1)	-	-	-	0.2
Future income tax benefits	8.6	-	-	-	14.6	23.2
Total non-current liabilities	10.6	(1.1)	-	13.1	14.6	37.2
Total liabilities	827.6	(1.3)	-	15.0	47.3	888.6
Net assets	989.1	1.3	(1.7)	(0.4)	-	988.3
Issued capital	1,020.9	-	-	-	-	1,020.9
Reserves	(5.4)	-	-	(0.4)	-	(5.8)
Retained Earnings/(deficit)	(26.4)	1.3	(1.7)	-	-	(26.8)
Total equity	989.1	1.3	(1.7)	(0.4)	-	988.3

(a) Under Canadian GAAP, a liability for compensated absences that do not vest is recognised only when the obligating event occurs.

As at 23 September 2009, long service leave obligations totalling $7.0 million had vested. Accordingly, the non current provision recorded by the consolidated entity is reduced by $1.1 million along with a reduction in the related deferred tax asset of $0.3 million. The annual leave obligations totalling $5.8 million and accordingly, the current annual leave provision recorded by the consolidated entity is reduced by $0.2 million along with a reduction in the related deferred tax asset of $0.1 million. The income statement has decreased $0.1 million as a result of the adjustment.

(b) Under Canadian GAAP, any reversal of prior period impairment losses is prohibited. Accordingly, the impairment loss reversed during the period of $2.5 million has been reinstated along with a reduction in the deferred tax asset of $0.8 million

(c) Under Canadian GAAP, interests in joint venture entities are required to be proportionately consolidated whereas A-IFRS allows application of the equity method. Accordingly the effect of equity accounting has been reversed and the consolidated entity's interests in joint ventures have been proportionately consolidated. The revenue and expense items effected are as follows:

	A$ million
Sales and other operating revenues	60.9
Cost of sales	(52.6)
Gross profit and net revenues from services	**8.3**
Operating, general and administrative expenses [1]	(7.1)
EBITDA	**1.2**
Amortisation	(1.5)
EBIT	**(0.3)**
Financing expenses	(1.2)
EBT	**(1.5)**
Provision for corporate income taxes	1.5
Net Earnings (Loss)	-

[(1)] Includes reversal of equity accounted earnings of $6.3 million

(d) The following presentation adjustments are necessary to present ABB Grain's consolidated balance sheet in accordance with C-GAAP:
- Reclassify prepayments and security deposits of $21.1 million included in accounts receivable to prepaid expenses and deposits;
- Reclassify current other financial assets of $117.7 million, comprising interest rate swaps, commodity and freight forward contracts and foreign exchange currency forward contracts to accounts receivable;
- Reclassify non current accounts receivables of $16.0 million to other long-term assets;
- Reclassify non current other financial assets of $0.4 million to other long-term assets;
- Reclassify goodwill of $361.6 million included in intangibles to goodwill;
- Reclassify current provisions of $20.4 million, consisting of employee benefits, workers compensation and other provisions, and other current liabilities of $7.1 million to accounts payable and accrued liabilities;
- Reclassify current other financial liabilities of $76.0 million, comprising interest rate swaps, commodity and freight forward contracts and foreign exchange currency forward contracts to accounts payable and accrued liabilities;
- Reflect the future income taxes, which are recorded net under A-IFRS, as gross current and non-current future income tax assets and liabilities as required by C-GAAP.

Additionally, the Consolidated entity's income tax expense for the period ended 23 September 2009 of $9.8 million is required to be split into both current and deferred portions and presented separately on the income statements.

Under C-GAAP disclosure is required for the following items:

(a) The following summarises ABB Grain's proportionate interest in the cash flows of joint ventures for the period ended 23 September 2009:

	A$ million
Cash from (used in) operating activities	2.3
Cash used in financing activities	(1.4)
Cash used in investing activities	(0.5)

(b) ABB Grain's financing expenses for the period ended 23 September 2009 include $3.7 million of amortisation of deferred costs.